BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE

THREE-MONTH PERIOD ENDED

MARCH 31, 2025

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed interim financial statements for the three-month period ended March 31, 2025, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Report on the review of consolidated condensed interim financial statements

Report on the review of separate condensed interim financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	03.31.25	12.31.24

ASSETS

Cash and deposits in banks	3	2,450,905,585	3,065,862,292

Cash		1,126,374,300	1,934,442,700
Financial institutions and correspondents		1,322,841,970	1,131,419,592
B.C.R.A.		867,216,822	823,811,173
Other in the country and abroad		455,625,148	307,608,419
Other		1,689,315	-

Debt securities at fair value through profit or loss	4 and A	425,047,111	99,663,274

Derivative instruments	5	6,678,526	10,708,662
Other financial assets	7	483,653,540	274,779,413
Loans and other financing	8	9,078,760,870	8,184,551,525

Non-financial Government sector		3,285,632	1,047,393
Other financial institutions		70,722,776	63,261,432
Non-financial Private Sector and Residents Abroad		9,004,752,462	8,120,242,700

Other debt securities	9 and A	2,373,703,166	2,710,517,560

Financial assets pledged as collateral	10	320,207,803	502,639,692

Current income tax assets	11,1	45,228,725	49,331,644

Investments in equity instruments	12 and A	13,908,295	13,742,345

Investments in associates	13	26,484,899	25,858,956

Property and equipment	14	698,038,625	701,949,992

Intangible assets	15	77,789,752	75,161,176

Deferred income tax assets	11,3	47,611,915	27,522,333

Other non-financial assets	16	237,007,227	240,423,720

Non-current assets held for sale	17	3,429,693	4,070,947

TOTAL ASSETS		16,288,455,732	15,986,783,531

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	03.31.25	12.31.24

LIABILITIES

Deposits	18 and H	10,974,710,955	10,780,553,062

Non-financial Government sector		112,345,710	130,949,924
Financial Sector		7,044,050	4,697,981
Non-financial Private Sector and Residents Abroad		10,855,321,195	10,644,905,157

Derivative instruments	5	12,640,526	4,189,281

Other financial liabilities	20	1,237,014,612	1,297,767,794

Financing received from the BCRA and other financial institutions	21	283,791,440	218,148,290

Corporate bonds issued	22	257,209,763	125,829,938

Current income tax liabilities	11,2	20,774,132	14,954,317

Provisions	23 and J	51,543,794	51,134,133

Other non-financial liabilities	24	633,486,381	648,686,886

TOTAL LIABILITIES		13,471,171,603	13,141,263,701

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		980,604,044	980,604,044
Reserves		1,375,134,576	1,375,134,576
Retained earnings		383,511,772	-
Other accumulated comprehensive income		(56,604,619)	53,239,146
Income for the period/year		78,432,023	383,511,772
Equity attributable to owners of the Parent		2,768,435,480	2,799,847,222
Equity attributable to non-controlling interests		48,848,649	45,672,608

TOTAL EQUITY		2,817,284,129	2,845,519,830

TOTAL LIABILITIES AND EQUITY		16,288,455,732	15,986,783,531

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2025 and 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	03.31.25	03.31.24

Interest income	27	918,075,624	1,990,494,665
Interest expense	28	(376,747,262)	(762,132,289)

Net interest income		541,328,362	1,228,362,376

Commission income	29	180,626,075	142,031,815
Commission expense	30	(80,834,099)	(63,281,091)

Net commission income		99,791,976	78,750,724

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	31	32,201,067	43,459,846
Net income from write-down of assets at amortized cost and at fair value through OCI	32	80,142,545	98,117,701
Foreign exchange and gold gains	33	8,133,864	15,950,794
Other operating income	34	38,808,756	44,257,162
Impairment of financial assets	35	(95,830,704)	(41,913,911)

Net operating income		704,575,866	1,466,984,692

Personnel benefits	36	(121,187,785)	(140,036,732)
Administrative expenses	37	(146,346,446)	(161,020,860)
Asset depreciation and impairment	38	(20,779,232)	(16,030,051)
Other operating expenses	39	(135,514,236)	(165,696,300)

Operating income		280,748,167	984,200,749

Income from associates and joint ventures		739,467	(4,499,218)
Loss on net monetary position	2.1.5.	(149,643,974)	(889,158,397)

Income before income tax		131,843,660	90,543,134

Income tax	11.4	(50,235,596)	(37,291,592)

Net income for the period		81,608,064	53,251,542

Net income for the period attributable to:
Owners of the Bank		78,432,023	54,227,083
Non-controlling interests		3,176,041	(975,541)

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS MARCH 31, 2025 AND 2024

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	03.31.25	03.31.24

Numerator:

Net income attributable to owners of the Parent	78,432,023	54,227,083
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	78,432,023	54,227,083

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	128.0084	88.5037
Diluted earnings per share (stated in pesos) (1)	128.0084	88.5037

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Note	03.31.25	03.31.24

Net income for the period		81,608,064	53,251,542

Other comprehensive income components to be reclassified to income/(loss) for the period:
Profit or losses from financial instruments at fair value through OCI

Income/(loss) for the period from financial instruments at fair value through OCI		(91,366,949)	(145,227,101)
Adjustment for reclassifications for the period		(80,142,545)	(97,513,554)
Income tax	11.4	60,028,323	135,672,700

		(111,481,171)	(107,067,955)
Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income/(loss) for the period from equity instruments at fair value through OCI		1,637,406	70,737

		1,637,406	70,737

Total Other Comprehensive Income/(loss) for the period		(109,843,765)	(106,997,218)

Total Comprehensive Income		(28,235,701)	(53,745,676)

Total Comprehensive Income:
Attributable to owners of the Bank		(31,411,742)	(52,469,765)
Attributable to non-controlling interests		3,176,041	(1,275,911)

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2025
	Share Capital	Non-capitalized contributions		Other Comprehensive Income/(loss)	Reserves

	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
			Equity adjustments				Retained Earnings
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	980,604,044	53,239,146	708,506,762	666,627,814	383,511,772	2,799,847,222	45,672,608	2,845,519,830
Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	78,432,023	78,432,023	3,176,041	81,608,064
- Other comprehensive loss for the period	-	-	-	(109,843,765)	-	-	-	(109,843,765)	-	(109,843,765)

Balances at fiscal period end	612,710	6,744,974	980,604,044	(56,604,619)	708,506,762	666,627,814	461,943,795	2,768,435,480	48,848,649	2,817,284,129

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2024
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income /(loss)	Reserves
	Outstanding shares	Share premium		Income / (Loss) on financial instruments at fair value through OCI			Retained earnings	Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	980,604,044	410,420,308	630,703,843	906,405,204	389,014,593	3,324,505,676	42,480,895	3,366,986,571
Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	54,227,083	54,227,083	(975,541)	53,251,542
- Other comprehensive income for the period	-	-	-	(106,696,848)	-	-	-	(106,696,848)	(300,370)	(106,997,218)

Balances at fiscal period-end	612,710	6,744,974	980,604,044	303,723,460	630,703,843	906,405,204	443,241,676	3,272,035,911	41,204,984	3,313,240,895

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	03.31.25	03.31.24

Cash flows from operating activities

Income before income tax	131,843,660	90,543,134

Adjustment for total monetary income for the period	149,643,974	889,158,397

Adjustments to obtain cash flows from operating activities:	165,934,719	371,382,086
Depreciation and amortization	20,779,232	16,030,051
Impairment of financial assets	95,830,704	41,913,911
Effect of foreign exchange changes on cash and cash equivalents	47,830,806	310,075,135
Other adjustments	1,493,977	3,362,989

Net decreases from operating assets:	(2,207,078,617)	(3,214,838,114)
Debt securities at fair value through profit or loss	(348,380,750)	(18,605,821)
Derivative instruments	3,388,528	(2,445,919)
Repo transactions and surety bonds	-	(1,664,425,921)
Loans and other financing	(1,682,008,458)	(1,144,541,006)
Non-financial Government sector	(2,342,394)	126,253
Other financial institutions	(12,333,118)	(616,685)
Non-financial Private Sector and Residents Abroad	(1,667,332,946)	(1,144,050,574)
Other debt securities	(50,437,082)	(410,569,113)
Financial assets pledged as collateral	140,922,051	33,070,922
Investments in equity instruments	3,246,072	(2,854,175)
Other assets	(273,808,978)	(4,467,081)

Net increases from operating liabilities:	1,239,200,073	2,524,997,237
Deposits	1,096,661,331	2,194,268,630
Non-financial Government sector	1,244,483	249,420,468
Financial sector	3,486,284	267,860
Non-financial Private Sector and Residents Abroad	1,091,930,564	1,944,580,302
Liabilities at fair value through profit or loss	-	(6,670,040)
Derivative instruments	8,692,011	2,644,379
Other liabilities	133,846,731	334,754,268
Income tax paid	(799,453)	(1,258,002)

Total cash flows (used in) / generated by operating activities	(521,255,644)	659,984,738

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	03.31.25	03.31.24

Cash flows from investing activities

Payments:	(18,431,650)	(37,734,566)
Purchase of property and equipment, intangible assets and other assets	(18,155,629)	(37,734,566)
Other payments related to investing activities	(276,021)	-

Collections:	389,564	-
Other collections related to investing activities	389,564	-

Total cash flows used in investing activities	(18,042,086)	(37,734,566)

Cash flows from financing activities

Payments:	(11,182,070)	(43,412,463)
Non-subordinated corporate bonds	(7,958,915)	(6,355,830)
Financing from local financial institutions	-	(28,582,334)
Payment of lease liabilities	(3,223,155)	(3,835,658)
Other payments related with financing activities	-	(4,638,641)

Collections:	206,328,994	-
Non-subordinated corporate bonds	140,708,128	-
Financing from local financial institutions	65,600,789	-
Other collections related to financing activities	20,077	-

Total cash flows generated by / (used in) financing activities	195,146,924	(43,412,463)

Effect of exchange rate changes on cash and cash equivalents	(47,830,806)	(310,075,135)
Effect of net monetary income/(loss) of cash and cash equivalents	(222,975,095)	(986,063,271)

Total changes in cash flows	(614,956,707)	(717,300,697)
Restated cash and cash equivalents at the beginning of the year (Note 3)	3,065,862,292	2,702,194,465
Cash and cash equivalents at fiscal period-end (Note 3)	2,450,905,585	1,984,893,768

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 235 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of March 31, 2025.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

In recent years, the Argentine financial market has observed a prolonged period of volatility in the market values of public and private financial instruments, including a high level of country risk, an increase in the official exchange rate between the Argentine peso and the US dollar, an increase in interest rates, and a significant acceleration in the rate of inflation (see note 2.1.5. Measuring Unit).

On December 10, 2023, the new authorities of the Argentine National Government took office and promoted a series of emergency measures within the framework of an economic policy proposal that, among its main objectives, seeks to the elimination of the fiscal deficit based on the reduction of the primary public expenditure of both the Nation and the Provinces, and the resizing of the State’s structure, by eliminating subsidies and transfers.

As soon as the new administration took office, it adopted measures aimed at normalizing the foreign exchange and financial markets. On the one hand, the devaluation of the peso in the official exchange market -mainly used for foreign trade- close to 55%, together with a comprehensive revision of monetary and fiscal policies, has contributed to the narrowing of the gap between the values of foreign currencies in the official and free exchange markets (transactions in the stock market) from a peak of 200% during the last quarter of 2023. On April 11, 2025, the Argentine government announced a series of measures aimed at loosening the regulations to access the foreign exchange market. Among other changes, these measures include establishing currency bands (between ARS 1,000 and ARS 1,400, a range which will be adjusted at a 1% per month), within which the US dollar exchange rate may fluctuate in the foreign exchange market, and the lifting of foreign exchange restrictions applicable to natural persons, including the limit to access the foreign exchange market of up to USD 200 per month for individuals. As of the date of issuance of the accompanying financial statements, the abovementioned gap between the exchange rates in the official and freely floating foreign exchange markets stands at 1%.

On the other hand, the National Government and the BCRA reformulated monetary and financial policies to drastically reduce the so-called quasi-fiscal deficit. The exchange of the BCRA's obligations with banks, including puts on public securities held by financial institutions, and their transfer to the National Treasury together with the fiscal surplus obtained by the National Government and the rollover of peso-denominated debt services, significantly absorbed the money surplus in the economy, thereby reducing both inflation (8.57% during the first quarter of 2025) and nominal interest rates.

In relation to sovereign debt, various voluntary local debt swaps, along with agreements reached regarding obligations with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid defaults, and the BCRA made progress in normalizing external commercial debt and, more recently, in accumulating international reserves sourced from both the trade surplus and the Asset Regularization Regime established under Law No. 27,743. On 11 April 2025, the IMF Executive Board approved an Extended Fund Facility (EFF) arrangement for Argentina totaling approximately USD 20 billion. This approval included an immediate disbursement of USD 12 billion and an additional disbursement of USD 2 billion scheduled for June 2025. On the same date, the World Bank and the Inter-American Development Bank also approved financial assistance packages to Argentina under their respective multi-annual programs, amounting to USD 12 billion (of which USD 1.5 billion is to be disbursed immediately) and USD 10 billion, respectively.

At a broader level, the National Government’s programme includes structural reforms across both the economic framework and other areas of public policy. On 20 December 2023, by means of Emergency Decree No. 70/2023, a substantial package of reforms was enacted across a wide range of sectors. Some of these measures were legally challenged by affected stakeholders, who filed injunctions (“amparos”) and constitutional claims seeking to suspend their enforcement. Subsequently, certain provisions that had been subject to legal challenge were incorporated into other legislative initiatives, which were later approved by Congress and enacted by the Executive Branch. On July 8, 2024, Law 27,742, as enacted by the Federal Executive through Executive Decree No. 592/2024, was published on the Official Gazette, includes issues such as delegated powers to the Federal Executive, and tax, labor, and social security reforms, among others.

Even though the national macroeconomic and financial situation has improved favorably in recent months, the slow and uneven recovery of the country's level of activity, together with a relatively uncertain international context, require the Entity's Management to continuously monitor the situation in order to identify any matters that may affect its financial position and performance, which may need to be reflected in future financial statements.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Basis for preparation

2.1.1. Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these consolidated condensed interim financial statements:

-	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of March 31, 2025 and December 31, 2024, its shareholders’ equity would have been reduced by 3,741,499 and 5,542,383, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS Accounting Standards issued by the IASB as adopted by the BCRA as per Communication “A” 8164. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on May 21, 2025.

2.1.2. Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of March 31, 2025 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The consolidated statement of financial position as of March 31, 2025 is presented comparatively with data as of the end of the previous fiscal year, while the consolidated condensed statements of income, other comprehensive income, changes in shareholders’ equity and cash flows and the related notes for the three-month period then ended are presented comparatively with the same period of the previous fiscal year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated condensed interim financial statements as of March 31, 2025 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS Accounting Standards require that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the three-month periods ended March 31, 2025 and 2024 was 8.57% and 51.62%, respectively, and for the fiscal year ended December 31, 2024, it was 117.76%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Gain or loss on net monetary position is included in income (loss) for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the period of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS Accounting Standards, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Inflation adjustment to the share capital” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Effect of net monetary income/(loss) of cash and cash equivalents”.

2.2. Basis for consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of March 31, 2025 and December 31, 2024.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

–	The purpose and design of the investee.
–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of March 31, 2025 and December 31, 2024, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Likewise, in the hypothetical event that in the event of a rejection of the claim, all or part of the costs were imposed on Consolidar AFJP S.A. (in liquidation) and that the assets of said entity were insufficient to support them, the Bank would face such expenses, reserving the right to repeat the proportional part corresponding to the remaining shareholder.

As of March 31, 2025 and December 31, 2024, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	- %	- %

(1)	According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of March 31, 2025 and December 31, 2024, are as follows:

Entity	Balances as of 03/31/2025
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Total comprehensive income(loss) attributable to owners of the Parent	Total comprehensive income (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	344,632,576	279,279,250	33,330,196	32,023,130	1,402,854	1,347,843
PSA Finance Arg. Cía. Financiera S.A.	194,147,201	160,799,550	16,673,825	16,673,826	1,852,173	1,852,173
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	426,839	97,860	177,286	151,693	(28,021)	(23,975)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	54,172,296	11,236,240	42,936,056	-	9,480,738	-
Banco BBVA Argentina S.A.(Separate)	15,933,850,691	13,165,415,211	2,768,435,480	-	(31,411,742)	-
Withdrawals	(238,773,871)	(145,656,508)	(93,117,363)	-	(12,707,744)	-
Banco BBVA Argentina S.A.(Consolidated)	16,288,455,732	13,471,171,603	2,768,435,480	48,848,649	(31,411,742)	3,176,041

Entity	Balances as of 12/31/2024
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income(loss) attributable to owners of the Parent	Income (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	283,978,272	221,375,643	31,927,341	30,675,288	4,619,881	4,438,718
PSA Finance Arg. Cía. Financiera S.A.	164,069,321	134,426,016	14,821,653	14,821,652	(1,122,687)	(1,122,687)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	457,973	76,998	205,307	175,668	(145,243)	(124,276)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	41,916,428	8,461,145	33,455,283	-	21,645,705	-
Banco BBVA Argentina S.A.(Separate)	15,727,405,442	12,927,558,220	2,799,847,222	-	26,330,521	-
Withdrawals	(231,043,905)	(150,634,321)	(80,409,584)	-	(24,997,651)	-
Banco BBVA Argentina S.A.(Consolidated)	15,986,783,531	13,141,263,701	2,799,847,222	45,672,608	26,330,526	3,191,755

Offer for the acquisition of 50% of FCA Compañía Financiera S.A.

On December 18, 2024, the Bank accepted an offer from FIDIS S.P.A. to acquire 50% of FCA Compañía Financiera S.A.'s capital stock (“FCA CF”).

FCA CF is a financial company authorized by the BCRA's Board of Directors through Resolution No. 432, dated September 16, 1999, which became part of the Stellantis global automotive group, which is mainly engaged in providing financing to local residents of the private sector aimed at purchasing vehicles of the Fiat, Jeep and RAM brands. All of these goods are manufactured and/or sold by FCA Automobiles Argentina, S.A.

The acquisition of the shares and the payment of the price will be made after obtaining the authorization of the BCRA and all other applicable regulatory and antitrust authorizations (the “Closing”). The transaction price was initially estimated at about 14,823 million Argentine pesos based on the September 30, 2024 Financial Statements. However, under the terms of the offer, the price will be determined on the basis of the financial statements closest to the closing, and it will be subject to the usual subsequent adjustments in this type of transactions.

The Entity’s Board of Directors considers that there are no other companies or structured entities that should be included in the interim consolidated condensed financial statements as of March 31, 2025.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 50). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 51). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Summary of significant accounting policies

These consolidated condensed interim financial statements as of March 31, 2025 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which, in particular for consolidated condensed interim financial statements, is based on IAS 34 “Interim financial reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, except as indicated in Note 2.1.1.

These consolidated condensed interim financial statements include all the information necessary for users to properly understand the basis of preparation and presentation applied in their preparation, as well as the significant events and transactions that have occurred since the issuance of the last annual consolidated financial statements for the fiscal year ended December 31, 2024. However, these consolidated condensed interim financial statements do not include all the information and disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued.

2.3.1. Going concern

The Entity's Management conducted an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, Management is not aware of any material uncertainties that may cast doubt on the Entity's ability to continue as a going concern. Therefore, these consolidated financial statements have been prepared on a going concern basis.

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS Accounting Standards requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2024, which have already been issued.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2025, the following amendments to IFRS Accounting Standards became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows.

2.6. New pronouncements

As established in BCRA Communiqué “A” 6114, as the new IFRS Accounting Standards are approved, either by amending or repealing former ones, and once all these changes are adopted through the adoption circulars published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE), the BCRA will issue an opinion regarding its approval for financial institutions. In general, early application will not be allowed with respect of any new IFRS unless expressly admitted upon their adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are disclosed below. The Entity will adopt these standards, if applicable, when they are effective.

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, which addresses the format for the presentation of profit or loss in financial statements, performance measures defined by management and aggregation/disaggregation of disclosures. This standard will replace IAS 1 and is effective from January 1, 2027. The Entity is evaluating the effects these amendments may have on the financial statements.

Amendments to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

-	Clarify that a financial liability is derecognized on the “settlement date,” i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date if certain conditions are met.
-	Clarified how to assess contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) and other similar contingent characteristics.
-	Clarified the treatment of non-recourse assets and contractually linked instruments.
-	Require additional disclosures for financial assets and liabilities with contractual terms that refer to a contingent event (including those that are linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

Improvements to IFRS Accounting Standards

In July 2024, the IASB published Annual Improvements to IFRS Accounting Standards - Volume 11. Below is a summary of the amendments made:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a first-time adopter.
-	IFRS 7 Financial Instruments: Disclosures about gain or loss on derecognition, deferred difference between fair value and transaction price, and disclosures about credit risk; amendments are also made to paragraph IG1 of the Implementation Guidance.
-	IFRS 9 Financial Instruments - Derecognition of lease liabilities by the lessee. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
-	IFRS 9 Financial Instruments - Transaction Price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.

-	IFRS 10 Consolidated Financial Statements - Determination of a “de facto agent”: paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is only one example of the various relationships that could exist between the investor and other parties acting as de facto agents of the investor.
-	IAS 7 Statement of Cash Flows - Cost Method: paragraph 37 of IAS 7 has been amended to replace the term “cost method” with “at cost”, following the previous deletion of the definition of “cost method”.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

2.7. Transcription to the books

As of the date of these consolidated condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the entries corresponding to January, February and March 2025 are in the process of being transcribed to the general ledger book, in accordance with applicable laws in force.

3. Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	03.31.25	12.31.24

Cash	1,126,374,300	1,934,442,700
B.C.R.A. - Unrestricted current account	867,216,822	823,811,173
Balances with other local and foreign financial institutions	455,625,148	307,608,419
Cash and cash equivalents for spot purchases or sales pending settlement	1,689,315	-

TOTAL	2,450,905,585	3,065,862,292

The balances of Cash and deposits in banks as of March 31, 2024 and December 31, 2023 amounted to 1,984,893,768 and 2,702,194,465, respectively.

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	03.31.25	12.31.24

Government securities	424,982,356	99,663,274
Private securities - Corporate bonds	64,755	-

TOTAL	425,047,111	99,663,274

A breakdown of this information is provided in Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.25	12.31.24

Debit balances linked to foreign currency forwards pending settlement in pesos	6,452,057	10,064,530
Debit balances linked to interest rate swaps - floating rate for fixed rate	226,469	644,132
TOTAL	6,678,526	10,708,662

Liabilities

	03.31.25	12.31.24

Credit balances linked to foreign currency forwards pending settlement in pesos	12,408,045	4,189,281
Credit balances linked to interest rate swaps - floating rate for fixed rate	232,481	-

TOTAL	12,640,526	4,189,281

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	03.31.25	12.31.24

Foreign currency forwards

Foreign currency forward purchases - US$	745,028	718,460
Foreign currency forward sales - US$	738,129	705,015
Foreign currency forward sales - Euros	12,200	3,451

Interest rate swaps

Fixed rate for floating rate (1)	13,770,000	7,044,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

6. Repo transactions and surety bonds

No reverse repurchase transactions, repurchase transactions or surety bonds were accounted for by the Entity as of March 31, 2025 and December 31, 2024.

7. Other financial assets

Breakdown is as follows:

	03.31.25	12.31.24
Measured at amortized cost

Financial debtors from spot transactions pending settlement	245,487,274	70,072,087
Other receivables	189,992,459	156,703,356
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	27,815,921	37,857,111
Non-financial debtors from spot transactions pending settlement	20,864,778	10,581,358
Other	744,878	713,402

	484,905,310	275,927,314

Measured at fair value through profit or loss

Mutual funds	779,592	813,375

	779,592	813,375

Allowance for loan losses (Exhibit R)	(2,031,362)	(1,961,276)

TOTAL	483,653,540	274,779,413

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	03.31.25	12.31.24

Credit Cards	2,266,327,630	2,228,584,700
Loans for the prefinancing and financing of exports	1,323,519,523	1,089,840,622
Notes	1,283,053,345	1,192,315,801
Consumer loans	1,085,932,016	883,804,541
Overdrafts	826,544,516	698,104,976
Discounted instruments	708,304,175	792,839,307
Mortgage loans	312,925,745	254,206,122
Pledge loans	225,639,539	193,631,602
Other financial institutions	72,139,267	65,396,704
Consumer loans	61,666,229	47,948,870
Receivables from finance leases	27,435,163	27,871,780
Non-financial government sector	3,285,632	1,047,393
Instruments purchased	407,226	999,646
Other financing	1,096,180,619	880,413,271

	9,293,360,625	8,357,005,335

Allowance for loan losses (Exhibit R)	(214,599,755)	(172,453,810)

TOTAL	9,078,760,870	8,184,551,525

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	03.31.25		12.31.24
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	16,418,480	7,532,919	16,345,801	6,492,346
From 1 to 2 years	14,578,038	7,824,642	15,737,079	8,128,858
From 2 to 3 years	9,991,348	6,318,892	11,423,428	7,126,185
From 3 to 4 years	4,168,066	2,798,663	4,314,672	2,873,695
From 4 to 5 years	2,764,631	2,276,283	2,887,472	2,411,098
More than 5 years	940,872	683,764	1,130,129	839,598

TOTAL	48,861,435	27,435,163	51,838,581	27,871,780

Share capital		26,937,260		27,131,084
Interest accrued		497,903		740,696

TOTAL		27,435,163		27,871,780

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	03.31.25	12.31.24

Total Exhibits B and C	9,490,217,843	8,650,647,914
Plus:
Loans to personnel	61,666,229	47,948,870
Interest and other items accrued receivable from financial assets with credit value impairment	3,511,288	3,113,465
Less:
Allowance for loan losses (Exhibit R)	(214,599,755)	(172,453,810)
Adjustments for effective interest rate	(81,206,620)	(54,118,100)
Corporate bonds and other private securities	(31,501,161)	(41,609,309)
Loan commitments	(149,326,954)	(248,977,505)

Total loans and other financing	9,078,760,870	8,184,551,525

Note 43.2 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of March 31, 2025 and December 31, 2024, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.25	12.31.24

Liabilities related to foreign trade transactions	70,563,972	61,106,710
Secured loans	43,332,240	65,798,622
Overdrafts and receivables not used	31,731,200	118,330,654
Guarantees granted	3,699,542	3,741,519

TOTAL	149,326,954	248,977,505

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 43.1. Risk policies of financial instruments to the consolidated financial statements as of December 31, 2024).

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	03.31.25	12.31.24

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	90,007,971	136,245,734
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	25,919,445	26,099,544
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23- 2027	10,327,528	11,261,225

TOTAL	126,254,944	173,606,503

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	03.31.25	12.31.24

Government securities	2,174,017,348	2,455,860,342
BCRA Notes	42,761,850	40,277,917
Private securities – Corporate bonds	30,669,024	40,772,798

TOTAL	2,247,448,222	2,536,911,057

Debt Swap – August 2024

In August 2024, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	4,730,000,000
Treasury Bonds in pesos adjusted by Cer 4%. Maturity October 14, 2024 (T4X4)	14,420,000,000

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	21,939,229,119
Argentine Treasury Bonds in pesos adjusted by CER. Maturity December 15, 2025 (TZXD5)	56,422,237,648

Debt Swap – January 2025

In January 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	13,857,176,685
Argentine Treasury Bills capitalizable in pesos. Maturity May 30, 2025 (LT S30Y5)	26,690,835,200
Argentine Treasury Bills capitalizable in pesos. Maturity July 18, 2025 (LT S18J5)	50,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 30, 2025 (LT S30J5)	25,112,610,000
Argentine Treasury Bonds in pesos Zero Coupon adjusted by Cer. Maturity June 30, 2025 (TZX25)	3,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity August 29, 2025 (LT S29G5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 31, 2025 (LT S31L5)	175,850,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 12, 2025 (LT S12S5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 30, 2025 (LT S30S5)	50,000,000,000
Argentine Treasury Bonds capitalizable in pesos. Maturity October 17, 2025 (T17O5)	100,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity May 16, 2025 (LT S16Y5)	19,387,383,700

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	91,130,891,038
Argentine Treasury Bonds in pesos at dual rate. Maturity March 16, 2026 (TTM26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity June 30, 2026 (TTJ26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity September 15, 2026 (TTS26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity December 15, 2026 (TTD26)	163,702,463,038

Debt Swap – February 2025

In February 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	42,927,187,195

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	64,312,653,526

10. Financial assets pledged as collateral

Breakdown is as follows:

		03.31.25	12.31.24

BCRA - Special guarantee accounts (Note 47.1)	(1)	134,250,501	229,918,708
Deposits as collateral	(2)	130,755,415	136,976,367
Guarantee trust - USD - Government securities at fair value through OCI	(3)	49,141,737	33,011
Guarantee trust - Government Securities at fair value through OCI	(4)	6,060,150	135,711,606

TOTAL		320,207,803	502,639,692

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(3)	As of March 31, 2025, the trust is composed of dollars in cash and Treasury Bills (Species D16E6). As of December 31, 2024, the trust was composed of dollars in cash.
(4)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TX26 and TZX26). As of December 31, 2024, the trust was composed of species T2X5, TX26 and TZXD5.

11. Income tax

This tax should be booked using the balance sheet liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

11.1. Current income tax assets

Breakdown is as follows:

	03.31.25	12.31.24

Tax advances	45,228,725	49,331,644
	45,228,725	49,331,644

11.2. Current income tax liabilities

Breakdown is as follows:

	03.31.25	12.31.24

Income tax provision	25,533,890	18,603,435
Tax advances	(3,406,649)	(2,794,193)
Collections and withholdings	(1,353,109)	(854,925)

	20,774,132	14,954,317

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized in		03.31.25
	As of 12.31.24	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	49,992,694	16,787,126	-	66,779,820	-
Provisions	60,843,481	(5,509,435)	-	55,334,046	-
Loans and cards commissions	14,034,363	1,529,890	-	15,564,253	-
Organizational expenses and others	(48,342,933)	(1,847,942)	-	-	(50,190,875)
Property and equipment and miscellaneous assets	(87,946,214)	462,032	-	-	(87,484,182)
Debt securities and investments in equity instruments	(15,849,110)	4,646,192	-	-	(11,202,918)
Tax inflation adjustment	72,987	(22,568)	-	50,419	-
Tax losses	54,717,009	4,044,291	-	58,761,300	-
Other	56	(4)	-	52	-

Balance	27,522,333	20,089,582	-	196,489,890	(148,877,975)

Offsettings				(148,877,975)	148,877,975

Net Deferred Assets				47,611,915	-

Account		Changes recognized in		As of 12.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	32,531,710	17,460,984	-	49,992,694	-
Provisions	84,179,007	(23,335,526)	-	60,843,481	-
Loans and cards commissions	8,534,918	5,499,445	-	14,034,363	-
Organizational expenses and others	(40,069,918)	(8,273,015)	-	-	(48,342,933)
Property and equipment and miscellaneous assets	(98,702,122)	10,755,908	-	-	(87,946,214)
Debt securities and investments in equity instruments	(41,096,942)	23,595,495	1,652,337	-	(15,849,110)
Tax inflation adjustment	3,014,401	(2,941,414)	-	72,987	-
Tax losses	2,975,776	51,741,233	-	54,717,009	-
Other	122	(66)	-	56	-

Balance	(48,633,048)	74,503,044	1,652,337	179,660,590	(152,138,257)

Offsettings				(152,138,257)	152,138,257

Net Deferred Assets				27,522,333	-

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	03.31.25	12.31.24

Current income tax expense	(70,325,178)	2,273,564
Income/(loss) from deferred income tax	20,089,582	(39,565,156)

Income tax recognized through profit or loss	(50,235,596)	(37,291,592)

Income tax recognized through OCI	60,028,323	135,672,700

Total income tax	9,792,727	98,381,108

The Group's effective tax rate calculated on the income tax recognized in the income statement for the fiscal period ended March 31, 2025 and 2024 was 38% and 41%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of March 31, 2025, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

-Request for refund. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

On February 7, 2025, a favorable judgment was rendered in favor of the Entity, upholding the claim and admitting the refund of the amounts paid in excess. This judgment was appealed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to requests for refund filed.

-Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against AFIP for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (122,918,865 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (108,950,408 in restated values) and on the income tax expense of 784,000 (13,968,467 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, the Bank filed an appeal against the imposition of legal costs, requiring that they be imposed on the losing party. On August 23, 2023, AFIP appealed the merits of the case, requiring the revocation of the judgment.

On July 1, 2024, the Court rejected the AFIP’s claims on the merits and resolved to impose court costs on AFIP in both instances. AFIP filed an extraordinary appeal against the favorable judgment for the Bank, which was also rejected.

-Request for refund. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

-Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law. The action is pending before the Federal Court on Contentious Administrative Matters No. 9.

The file is currently in the discovery stage.

-Request for refund. Fiscal year 2023

On September 13, 2024, the Bank filed an administrative claim with the AFIP requesting that the amending tax return filed on May 13, 2024, in connection with income tax for the 2023 tax year amounting to 2,491,499 (in nominal terms) be recognized. The claim was grounded on the fact that the partial application of the adjustment for inflation mechanisms under section 93, Income Tax Law, is unconstitutional because it affects the fairness, equality, tax-paying capacity and confiscation principles.

-Requests for refund. Fiscal years 2014 and 2015

Regarding fiscal years 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 647,945 and 555,002, respectively, in nominal values, based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2019 and 2020”.

In the judicial case of the repetition corresponding to the fiscal period 2014, on July 12, 2023, the Entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected. In this way, the favorable judgments of the previous instances that recognized the Bank the repetition of 647,946 (in nominal values) for said period plus interest until effective payment become final.

Then, on November 19, 2024, the Court approved the liquidation of 647,945 (in nominal values) plus 2,226,229 (in nominal values) corresponding to accrued interest from the filing of the request for repetition until September 23, 2024 (in nominal values) calculated according to the average monthly passive rate published by the BCRA and as of July 17, 2019, the effective monthly rate published by the AFIP applies, in compliance with Resolution MH 598/19, 559/2022 and 3/2024. Without prejudice to the interest that will continue to accrue until the payment date.

As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 3,001,761 restated as of March 31, 2025.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

The AFIP and the Entity filed extraordinary appeals.

On October 25, 2024, through Presidential Decree No. 953/2024, the Federal Executive established that the AFIP be dissolved and the ARCA (Revenue and Customs Control Agency) be created.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	03.31.25	12.31.24

Private securities - Shares of other non-controlled companies	7,195,687	8,853,947

TOTAL	7,195,687	8,853,947

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	03.31.25	12.31.24

A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)	2,927,069	1,098,485
Compensadora Electrónica S.A.	2,645,820	2,645,820
Banco Latinoamericano de Exportaciones S.A.	794,783	799,040
Seguro de Depósitos S.A.	291,258	291,258
Other	53,678	53,795

TOTAL	6,712,608	4,888,398

13. Investments in associates

Breakdown is as follows:

	03.31.25	12.31.24

Rombo Compañía Financiera S.A.	13,532,963	11,245,646
BBVA Seguros Argentina S.A.	7,777,737	8,052,035
Interbanking S.A.	3,664,982	3,664,982
Openpay Argentina S.A. (2)	934,220	800,826
Play Digital S.A. (1)	574,997	2,095,467

TOTAL	26,484,899	25,858,956
(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of December 31, 2024. Additionally, significant transactions carried out or events that occurred between January 1 and March 31, 2025 have been considered. In addition, on August 23, 2024, a capital contribution was made for 427,401 (518,666 in restated values).

(2)	On July 4, 2024, a capital contribution was made, amounting to 250,377 (316,519 in restated values), which was paid in in cash.

14. Property and equipment

Breakdown is as follows:

	03.31.25	12.31.24

Real estate	470,882,389	473,820,935
Furniture and facilities	88,536,468	89,799,450
Right of use – Real Estate	61,911,549	61,916,122
Machinery and equipment	45,658,748	52,596,184
Works in progress	28,454,477	21,564,773
Vehicles	2,594,994	2,252,528

TOTAL	698,038,625	701,949,992

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of Property and equipment exceeds its accounting balance.

15. Intangible assets

Breakdown is as follows:

	03.31.25	12.31.24

Own systems development expenses	77,789,752	75,161,176

TOTAL	77,789,752	75,161,176

16. Other non-financial assets

Breakdown is as follows:

	03.31.25	12.31.24

Investment properties	144,007,838	144,682,653
Prepayments	34,113,646	30,539,406
Advances to suppliers of goods	19,358,040	18,821,996
Tax advances	18,314,462	16,472,896
Other miscellaneous assets	14,945,820	14,786,519
Advances to personnel	603,557	11,917,357
Foreclosed assets	176,021	176,713
Other	5,487,843	3,026,180

TOTAL	237,007,227	240,423,720

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have been already issued, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such date in the properties detailed below:

Account	Impairment
	03.31.25	12.31.2024

Rented Real Estate – Torre BBVA	(18,113,502)	(18,113,502)
Rented Real Estate – Della Paolera	(11,810,065)	(11,810,065)
Rented Real Estate – Edificio Tesla	(9,343,287)	(9,343,287)
Rented Real Estate - Viamonte	(1,615,057)	(1,615,057)

TOTAL	(40,881,911)	(40,881,911)

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	03.31.25	12.31.24

Real Estate held for sale – Villa del Parque	1,639,290	1,639,290
Real Estate held for sale – Llavallol	901,071	901,071
Real Estate held for sale – Avellaneda	374,394	374,394
Real Estate held for sale- Villa Lynch	296,240	296,240
Real Estate held for sale- Bernal	218,698	218,698
Real Estate held for sale- Fisherton (1)	-	641,254

TOTAL	3,429,693	4,070,947

(1) On January 13, 2025, the real estate held for sale – Fisherton was sold.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	03.31.25	12.31.2024

Real Estate held for sale- Fisherton	-	(1,075,578)

TOTAL	-	(1,075,578)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.25	12.31.24

Non-financial Government sector	112,345,710	130,949,924
Financial Sector	7,044,050	4,697,981
Non-financial Private Sector and Residents Abroad	10,855,321,195	10,644,905,157
Savings accounts	4,591,743,755	4,960,105,607
Time deposits	3,353,971,194	3,361,608,268
Checking accounts	1,982,307,282	1,933,936,601
Investment accounts	867,713,143	329,782,741
Other	59,585,821	59,471,940

TOTAL	10,974,710,955	10,780,553,062

19. Liabilities at fair value through profit or loss

No balance is recorded for the fiscal period/year ended March 31, 2025 and December 31, 2024, respectively.

20. Other financial liabilities

Breakdown is as follows:

	03.31.25	12.31.24

Obligations from financing of purchases	979,354,939	985,190,351
Collections and other transactions on behalf of third parties	66,675,122	112,582,200
Payment orders pending credit	36,592,444	31,979,378
Lease liabilities (Note 25)	32,694,042	35,175,030
Receivables for spot purchases pending settlement	28,639,436	9,708,339
Funds collected under ARCA’s instructions	27,677,521	20,766,305
Cash and cash equivalents for spot purchases or sales pending settlement	16,636,815	32,963,581
Commissions accrued payable	174,220	185,472
Other	48,570,073	69,217,138

TOTAL	1,237,014,612	1,297,767,794

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	03.31.25	12.31.24

Local financial institutions	236,227,501	170,367,256
Foreign financial institutions	47,286,591	47,528,159
BCRA	277,348	252,875

TOTAL	283,791,440	218,148,290

22. Corporate bonds issued

As of March 31, 2025 and December 31, 2024, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 03.31.25	Outstanding securities as of 12.31.24

Class 29 BBVA- ARS	09.23.2024	24,500,000	06.23.2025	BADLAR + 5%	Quarterly	24,500,000	26,599,404
Class 30 BBVA- ARS	12.12.2024	24,150,965	09.12.2025	FIXED TEM 2.75%	Upon maturity	24,150,965	16,381,146
Class 31 BBVA- ARS	12.12.2024	37,706,733	12.12.2025	TAMAR + 2.74%	Quarterly	37,706,733	40,937,822
Class 32 BBVA - U$S	02.27.2025	17,729,676	02 27.2026	FIXED 3.5%	Upon maturity	17,729,676	-
Class 33 BBVA - U$S	02.27.2025	21,956,211	08.27.2025	FIXED 4%	Upon maturity	21,956,211	-
Class 34 BBVA - ARS	02.27.2025	57,002,870	02.27.2026	TAMAR + 2.75%	Quarterly	57,002,870	-
Class 11 Volkswagen Financial Services - ARS	10.22.2024	15,974,963	10.22.2025	BADLAR + 5.75%	Quarterly	15,974,963	17,343,857
Corporate bond Series 29 PSA - ARS	12.23.2024	11,655,556	09.23.2025	FIXED TNA 36.72%	Upon maturity	11,655,556	12,654,319
Corporate bond Series 30 PSA - ARS	12.23.2024	8,344,444	06.23.2026	TAMAR + 3.25%	Quarterly	8,344,444	9,059,480
Corporate bond Series 31 PSA - ARS	02.28.2025	3,616,898	03.01.2027	FIXED UVA 8%	Quarterly	3,616,898	-
Corporate bond Series 32 PSA - ARS	02.28.2025	19,813,161	03 02.2026	TAMAR + 3.2%	Quarterly	19,813,161	-
Corporate bond Series 33 PSA - ARS	02.28.2025	6,650,000	08.28.2025	FIXED 3%	Upon maturity	6,650,000	-

				Total Consolidated Principal		249,101,477	122,976,028
				Consolidated Accrued Interest payable		8,108,286	2,853,910
				Total Consolidated Principal and Interest accrued		257,209,763	125,829,938

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

TEM: Monthly effective rate.

TNA: Annual nominal rate

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized amount	Type of Corporate Bond	Term	Shareholders’ Meeting/Board of Directors’ Approval Date	CNV Approval
Banco BBVA Argentina S.A.	U$S 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Approval by Shareholders’ Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2012, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, May 22, 2024 and March 26, 2025	Resolution No. 14,967 dated November 29, 2004, and extended through Resolution No. 16,010 dated November 6, 2008. The increase in the program's total outstanding amount was authorized through Resolution No. 16,611 dated July 21, 2011, and through Resolution No. 16,826 dated May 30, 2012. In addition, a new program term extension was authorized through Resolution No, 17,127 dated July 11, 2013, and the amendment of its general terms and conditions, the extension of its term and the increase in its maximum amount were authorized through Resolution No. RESFC-2018-19516-APN-DIR#CNV dated May 17, 2018. Lastly, the extension of the program term, the reduction of the amount and the amendment of certain terms and conditions were authorized by CNV Resolution No. DI-2022-36-APN-GE#CNV dated July 13, 2022.
Volkswagen Financial Services Cía. Financiera S.A.	U$S 250,000 thousand or its equivalent	Simple, not convertible into shares	5 years	04.28.25

The creation of the program and the extension thereof were authorized by Resolution No. RESFC-2018-19549-APN-DIR#CNV dated June 14, 2018, and DI2023-38-APN-GE#CNV dated August 18, 2023, respectively, issued by the Board of Directors of the CNV.

PSA Finance Argentina Compañía Financiera S.A.	Thousands of US$ 50,000 or its equivalent	Simple, non-convertible into shares	5 years	09.26.23	On April 26, 2018, the ordinary and extraordinary general shareholders’ meeting of PSA Finance Argentina Compañía Financiera S.A. decided on the updating and amendment of the Program terms and conditions to place corporate bonds stated in monetary units adjustable by indices, which was authorized by the CNV through Resolution No. RESFC-2018-19523- APN-DIR#CNV dated May 17, 2018. The extension of the Program for a term of 5 (five) years and the amendment to its terms and conditions were approved by the ordinary and extraordinary shareholders’ meeting held on April 20, 2023. The subsequent amendments to the Program terms and conditions were approved by the Board of Governors’ Meeting dated September 26, 2023. The updating of the Prospectus and its preliminary version were approved through the resolution by the sub-delegate on November 3, 2023.

23. Provisions

Breakdown is as follows:

	03.31.25	12.31.24

Provision for contingent commitments (Exhibits J and R)	26,163,484	24,731,860
Provisions for termination plans (Exhibit J)	1,750,364	1,900,353
For administrative, disciplinary and criminal penalties (Note 52 and Exhibit J)	5,000	5,428
Other contingencies	23,624,946	24,496,492
Provision for commercial claims	16,934,229	17,694,586
Provision for tax claims	1,188,082	1,289,477
Provision for labor lawsuits	1,570,326	1,280,932
Other	3,932,309	4,231,497

TOTAL	51,543,794	51,134,133

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 147 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 56,752, out of which a potential or possible cash disbursement of approximately 49,407 is expected for the next 9 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	03.31.25	12.31.24

Miscellaneous creditors	320,489,480	283,282,114
Short-term personnel benefits	98,419,725	119,027,784
Other collections and withholdings	82,490,249	100,528,385
Advances collected	64,469,794	76,009,569
Other taxes payable	50,525,448	47,871,543
For contract liabilities (1)	5,595,714	7,268,923
Long-term personnel benefits	4,602,683	4,997,087
Social security payment orders pending settlement	891,066	1,050,497
Termination benefits payable	341,449	4,646,873
Other	5,660,773	4,004,111

TOTAL	633,486,381	648,686,886

(1) It represents a performance obligation that must be complied with within a period of time.

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of March 31, 2025:

Rights of use under leases

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated at	value as of
Account	01.01.25	Additions	Derecognitions	as of 01.01.25	Derecognitions	period (1)	period-end	03.31. 25

Leased real estate	115,850,507	1,454,985	1,641,157	53,934,385	1,338,383	1,156,784	53,752,786	61,911,549

(1) See note 38

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated at of	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	period	year end	12.31.24

Leased real estate	116,110,853	15,230,494	15,490,840	58,564,414	9,041,494	4,411,465	53,934,385	61,916,122

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.25	12.31.24

Up to one year	1,645,754	245,394	1,891,148	1,223,398
From 1 to 5 years	17,009,330	4,237,862	21,247,192	23,809,068
More than 5 years	9,555,702	-	9,555,702	10,142,564

			32,694,042	35,175,030

Interest and exchange rate difference recognized in profit or loss

	03.31.25	12.31.24

Other operating expenses

Interest on lease liabilities (Note 39)	(1,020,872)	(1,152,550)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(1,166,533)	(2,458,264)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)            Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25.738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Share premium

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Equity adjustments

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI)
–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.
-	Legal reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with B.C.R.A. Generally Accepted Accounting Principles must be allocated to the legal reserve. (see note 44 a)).

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves set up by the express will of the Entity.
–	Reserve for first-time application of IFRS: originated in the valuation differences of assets and liabilities in accordance with international financial reporting standards at the time of initial adoption.

27. Interest income

Breakdown is as follows:

	03.31.25	03.31.24

Interest from government securities	169,152,758	87,641,487
Interest from commercial papers	166,298,926	216,490,219
Interest from credit card loans	143,535,215	142,168,232
Interest from consumer loans	137,765,856	62,287,079
Interest from other loans	80,654,351	84,003,042
CER clause adjustment	78,995,216	439,254,240
Interest from overdrafts	59,844,265	108,928,728
UVA clause adjustment	27,867,989	104,929,463
Interest from pledge loans	23,607,310	14,790,229
Interest from loans for the prefinancing and financing of exports	11,424,095	1,994,021
Interest on loans to the financial sector	6,548,805	5,036,158
Interest from mortgage loans	5,214,770	1,605,961
Interest from finance leases	3,278,542	4,261,914
Interest from private securities	717,850	2,196,431
Premium for reverse repurchase agreements	-	713,221,785
Other interest	3,169,676	1,685,676

TOTAL	918,075,624	1,990,494,665

28. Interest expense

Breakdown is as follows:

	03.31.25	03.31.24

Interest from time deposits	280,251,824	357,858,403
Interest from current accounts deposits	52,681,804	311,674,675
Interest from other financial liabilities	18,277,738	5,391,065
Interfinancial loans received	17,016,183	13,157,670
UVA clause adjustment	4,397,919	65,850,943
Interest from savings accounts deposits	1,796,863	8,199,533
Premium for repurchase agreements	1,521,709	-
Borrowing surety bond transactions	803,222	-

TOTAL	376,747,262	762,132,289

29. Commission income

Breakdown is as follows:

	03.31.25	03.31.24

For credit cards	92,810,300	72,545,316
Linked to liabilities	48,135,092	36,058,731
Linked to loans	19,436,052	14,992,975
From insurance	6,476,592	5,145,663
Linked to securities	6,304,216	5,134,167
From foreign trade and foreign currency transactions	6,054,761	7,975,436
Linked to loan commitments	1,337,789	80,078
From guarantees granted	71,273	99,449

TOTAL	180,626,075	142,031,815

30. Commission expenses

Breakdown is as follows:

	03.31.25	03.31.24

For credit and debit cards	48,793,502	29,747,394
For foreign trade transactions	14,089,477	17,963,533
For payment of wages	6,682,388	5,888,345
For new channels	6,617,397	3,968,590
For data processing	2,610,583	2,844,179
For advertising campaigns	491,303	289,654
Linked to transactions with securities	45,553	46,551
Other commission expenses	1,503,896	2,532,845

TOTAL	80,834,099	63,281,091

31. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	03.31.25	03.31.24

Gain from government securities	30,590,528	54,426,853
Gain/(loss) from foreign currency forward transactions	1,022,066	(10,571,253)
Gain from private securities	958,179	404,074
Gain from corporate bonds	315	149,401
Interest rate swaps	(370,021)	-
Loss from put options taken	-	(952,351)
Others	-	3,122

TOTAL	32,201,067	43,459,846

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	03.31.25	03.31.24

Income from sale of government securities	78,359,341	98,205,257
Income from sale of private securities	1,783,204	(87,556)

TOTAL	80,142,545	98,117,701

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	03.31.25	03.31.24

Income from trading in foreign currency	19,097,685	10,417,054
Conversion of foreign currency assets and liabilities into pesos	(10,963,821)	5,533,740

TOTAL	8,133,864	15,950,794

34. Other operating income

Breakdown is as follows:

	03.31.25	03.31.24

Adjustments and interest on miscellaneous receivables	9,187,019	21,405,436
Rental of safe deposit boxes	7,685,577	4,313,393
Debit and credit card commissions	6,103,653	3,009,251
Punitive interest	3,599,749	1,497,452
Loans recovered	3,083,596	2,298,072
Rent	1,798,890	1,756,352
Allowances reversed	1,693,828	378,668
Fees expenses recovered	1,521,171	1,105,051
Commission from syndicated transactions	388,743	425,738
Other operating income	3,746,530	8,067,749

TOTAL	38,808,756	44,257,162

35. Impairment of financial assets

Breakdown is as follows:

	03.31.25	03.31.24

Financial assets at amortized cost
Loan loss allowance in pesos	95,406,017	38,967,380
Loan loss allowance in foreign currency	505,678	2,921,283

Financial assets at fair value through OCI
Correction of value due to credit losses	(80,991)	25,248

TOTAL	95,830,704	41,913,911

36. Personnel benefits

Breakdown is as follows:

	03.31.25	03.31.24

Salaries	75,190,072	75,546,054
Social security withholdings and collections	21,642,425	24,548,497
Other short-term personnel benefits	17,913,183	35,727,191
Personnel services	3,377,002	2,362,871
Personnel compensation and bonuses	3,065,103	1,852,119

TOTAL	121,187,785	140,036,732

37. Administrative expenses

Breakdown is as follows:

	03.31.25	03.31.24

Contracted administrative services	27,102,254	19,827,685
Armored transportation services	20,572,659	11,617,370
Taxes	17,778,698	37,514,555
Rent	14,334,599	23,626,678
Advertising	13,477,383	11,029,880
Maintenance and repair costs	12,003,126	12,896,583
Security services	6,277,385	4,384,317
Documents distribution	5,682,696	7,588,310
Trade reports	5,303,041	2,975,008
Electricity and communications	5,216,769	5,249,140
Other fees	5,012,457	4,366,621
IT	4,339,020	10,640,836
Insurance	1,354,767	1,108,614
Representation and travel expenses	1,021,373	1,027,343
Stationery and supplies	193,705	228,022
Fees to Bank Directors and Supervisory Committee	177,659	168,074
Other administrative expenses	6,498,855	6,771,824

TOTAL	146,346,446	161,020,860

38. Asset depreciation and impairment

Breakdown is as follows:

	03.31.25	03.31.24

Property and equipment (Note 14)	16,181,567	13,340,838
Intangible assets (Note 15)	3,252,280	1,682,247
Right of use of leased real estate (Note 14)	1,156,784	639,430
Other assets	188,601	367,536

TOTAL	20,779,232	16,030,051

39. Other operating expenses

Breakdown is as follows:

	03.31.25	03.31.24

Turnover tax	88,741,555	94,520,092
Initial recognition of loans	21,815,592	4,822,881
Other allowances (Exhibit J)	6,831,299	53,906,243
Contribution to the Deposit Guarantee Fund (Note 46)	4,471,177	2,565,093
Claims	2,046,556	796,690
Interest on liabilities from leases (Note 25)	1,020,872	1,152,550
Other operating expenses	10,587,185	7,932,751

TOTAL	135,514,236	165,696,300

40. Fair values of financial instruments

40.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2025 is detailed below:

	Accounting balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	425,047,111	417,954,531	7,092,580	-
Derivative instruments	6,678,526	4,333,093	2,345,433	-
Other financial assets	779,592	779,592	-	-
Other debt securities	2,247,448,222	2,069,007,030	176,261,436	2,179,756
Financial assets pledged as collateral	55,170,262	6,060,150	49,110,112	-
Investments in equity instruments	13,908,295	7,195,687	832,137	5,880,471

Financial liabilities

Derivative instruments	12,640,526	3,975,902	8,664,624	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2024 is detailed below:

	Accounting Balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	99,663,274	89,391,229	10,272,045	-
Derivative instruments	10,708,662	935,249	9,773,413	-
Other financial assets	813,375	813,375	-	-
Other debt securities	2,536,911,057	2,456,965,034	76,919,560	3,026,463
Financial assets pledged as collateral	135,711,606	135,711,606	-	-
Investments in equity instruments	13,742,345	8,853,947	836,511	4,051,887

Financial liabilities

Derivative instruments	4,189,281	-	4,189,281	-

Financial assets at fair value consist of Argentine Government Bonds, Argentine Treasury Bills, private debt securities (corporate bonds), shares and mutual funds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (A3), foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

40.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

40.2.1. Transfers from Level 1 to Level 2

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 1 to Level 2 of the fair value hierarchy:

	03.31.25	12.31.24

Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025	5,883	-

40.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	03.31.25	12.31.24

Empresa de Gas del Sur (EMGASUD) S.A. Corporate Bond Series 39 in USD. Maturity 07-14-2028	2,356,031	-

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

40.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, the spot discount curve in US dollars, the discount curves of corporate bonds in US dollars (one of the energy sector and the other of several industries), the discount curve of Dollar-linked corporate bonds, CER discount curve, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, Badlar rate, TAMAR rate, UVA index, CER index and the spot selling exchange rates published by Banco de la Nación Argentina (BNA) and the 3500 dollar. Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering A3 Mercados S.A.’s (former Mercado Abierto Electrónico S.A.) representative prices.

In the case of Argentine Treasury bonds and bills, A3 Mercados S.A.’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve.

In the case of Corporate Bonds in Dollars, if they do not have a market quotation in the last 10 days in the A3 Mercados S.A., they are valued at the present value of the future cash flows with the appropriate discount curve according to the type of industry or sector. The same criterion is applied in the case of Corporate Bonds that are Dollar-Linked, but in this case the discount curve used is the dollar linked curve.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar exchange rate for selling currency published by Banco de la Nación Argentina (BNA). Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar exchange rate for selling currency published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the Euro exchange rate for selling currency published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro exchange rate for selling currency published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar exchange rate for selling currency published by BNA. Cash flows in dollars are discounted using the yield curve in dollars. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

For corporate bonds in pesos that are in portfolio classified as Level 3, the valuation criterion is as follows:

Latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year-end. Corporate bonds at floating rate in portfolio are as follows:

–	Refi Pampa ( ON REF2B)
–	Newsan S.A (ON WNCMO)

-	FCA Compañía Financiera (ON FTL2O)

The most relevant unobservable inputs include:

–	Latest market price
–	Projected UVA
–	Projected BADLAR rates

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price

	ON REF2B	ON WNCMO	ON FTL2O
5%	8.52%	1.95%	1.95%
10%	21.30%	4.88%	4.86%
15%	42.61%	9.76%	9.72%

UVA Scenarios	Changes in final price

ON REF2B
+5%	5.00%
+10%	10.00%
+15%	15.00%

Badlar Rate Scenarios	Changes in final price

ON WNCMO
5%	-0.03%
10%	-0.06%
15%	-0.09%

40.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	03.31.25	12.31.24

Balance at the beginning of the fiscal year	7,078,350	15,940,251

Other debt securities - Private securities - Corporate bonds	(607,838)	(2,066,267)
Debt securities at fair value through profit or loss - Private securities - Corporate bonds	-	(541,443)
Equity instruments	2,148,386	2,366,052
Monetary loss from assets at fair value	(558,671)	(8,620,243)

Balance at fiscal period/year-end	8,060,227	7,078,350

40.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.
–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of March 31, 2025 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Cash and deposits in banks	2,450,905,585	(a)	-	-	-
Other financial assets	482,873,948	(a)	-	-	-
Loans and other financing
Non-financial government sector	3,285,632	(a)	-	-	-
Other financial institutions	70,722,776	81,163,607	-	81,163,607	-
Non-financial private sector and residents abroad	9,004,752,462	9,232,487,801	-	-	9,232,487,801
Other debt securities	126,254,944	126,582,595	-	126,582,595	-
Financial assets pledged as collateral	265,037,541	(a)	-	-	-

Financial liabilities
Deposits	10,974,710,955	4,176,535,228	-	-	4,176,535,228
Other financial liabilities	1,237,014,612	(a)	-	-	-
Financing received from the BCRA and other financial institutions	283,791,440	279,910,721	-	279,910,721	-
Corporate bonds issued	257,209,763	219,258,891	-	219,258,891	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The balance of Deposits is composed of Time deposits at Level 3 fair value and the rest of deposits, for which the fair value is not reported as it is considered that it is similar to their accounting balance.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2024 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Cash and deposits in banks	3,065,862,292	(a)	-	-	-
Repo transactions	-	(a)	-	-	-
Other financial assets	273,966,038	(a)	-	-	-
Loans and other financing
Non-financial government sector	1,047,393	(a)	-	-	-
Other financial institutions	63,261,432	75,420,748	-	75,420,748	-
Non-financial private sector and residents abroad	8,120,242,700	8,521,545,754	-	-	8,521,545,754
Other debt securities	173,606,503	174,375,189	-	174,375,189	-
Financial assets pledged as collateral	366,928,086	(a)	-	-	-

Financial liabilities

Deposits	10,780,553,062	3,553,074,492	-		3,553,074,492
Other financial liabilities	1,297,767,794	(a)	-		-
Financing received from the BCRA and other financial institutions	218,148,290	216,014,649	-	216,014,649	-
Corporate bonds issued	125,829,938	127,331,191	-	127,331,191	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The balance of Deposits is composed of Time deposits at Level 3 fair value and the rest of deposits, for which the fair value is not reported as it is considered that it is similar to their accounting balance.

41. Segment reporting

Basis for segmentation

As of March 31, 2025 and December 31, 2024, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of March 31, 2025 and December 31, 2024:

Group (banking activity)(1)	03.31.25	12.31.24

Loans and other financing	9,078,760,870	8,184,551,525
Corporate banking (2)	1,655,204,019	1,373,220,201
Small and medium companies (3)	3,234,376,340	3,035,457,835
Retail	4,189,180,511	3,775,873,489

Other assets	7,209,694,862	7,802,232,006
TOTAL ASSETS	16,288,455,732	15,986,783,531

Deposits	10,974,710,955	10,780,553,062
Corporate banking (2) (3)	4,153,962,560	3,630,489,532
Small and medium companies (2) (3)	1,702,177,311	1,673,338,069
Retail	5,118,571,084	5,476,725,461

Other liabilities	2,496,460,648	2,360,710,639
TOTAL LIABILITIES	13,471,171,603	13,141,263,701

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

42. Related parties

42.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

42.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

42.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	03.31.25	03.31.24

Fees	118,937	111,412

Total	118,937	111,412

42.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of

	03.31.25	12.31.24
Loans
Overdrafts	17	1
Credit cards	58,704	60,836
Consumer loans	980	1,170

Deposits
Deposits	123,296	140,338

	Profit or loss from transactions

	03.31.25	03.31.24

Profit or loss
Interest income	14,048	71,459
Interest expense	(2,223)	(10,792)
Commission income	716	1,958
Commission expense	(661)	(507)
Other operating income	889	505

Loans are granted on an arm’s length basis. As of March 31, 2025 and December 31, 2024, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of
	03.31.25	12.31.24

Assets
Cash and deposits in banks	7,320,659	6,025,222
Other financial assets	88	96
Liabilities
Other non-financial liabilities
Derivative instruments (Liabilities)	48,981,839	50,841,452
	5,301	2,878
Off-balance sheet balances

Securities in custody	3,232,991,965	3,339,469,063
Guarantees received	151,488,644	131,126,139
Sureties granted	15,274,360	94,431,571
Derivative instruments	-	562,809

	Profit or loss from transactions
	03.31.25	03.31.24

Profit or loss
Commission income	35,487	67,195
Commission expense	-	(514,171)
Net loss from measurement of financial instruments at fair value through profit or loss	(12)	-
Other operating income	38,627	23,581
Administrative expenses	(5,837,702)	(1,688,564)

Subsidiaries (1)	Balances as of
	03.31.25	12.31.24

Assets
Loans and other financing	94,671,698	110,190,357

Liabilities
Deposits	50,086,287	38,814,272
Other non-financial liabilities	904,569	1,823,890

Off-balance sheet balances
Securities in custody	1,065,936	1,125,091

	Profit or loss from transactions
	03.31.25	03.31.24

Profit or loss
Interest income	11,887,600	11,115,795
Interest expense	(160,818)	(2,133,157)
Commission income	8,272	3,298
Commission expense	(1,557,983)	(3,457,949)
Foreign exchange and gold gains/(losses)	349	-
Other operating income	1,098,241	754,212
Administrative expenses	(409,578)	(173,972)
Other operating expenses	-	-

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of March 31, 2025 and 2024, and December 31, 2024, respectively.

Associates	Balances as of
	03.31.25	12.31.24
Assets
Loans and other financing	18,425,920	16,710,770
Derivative instruments	-	644,132
Other financial assets	3,180,712	3,212,830

Liabilities
Deposits	7,034,392	4,246,871
Derivative instruments (Liabilities)	6,012	-

Off-balance sheet balances
Securities in custody	27,604,298	23,589,877
Guarantees received	174,581	182,238
Sureties granted	174,581	182,238

	Profit or loss from transactions
	03.31.25	03.31.24

Profit or loss
Interest income	2,309,207	2,245,116
Interest expense	(12,633)	(371,299)
Commission income	4,103,325	1,909,084
Commission expense	(6,068)	(3,970)
Net income from measurement of financial instruments at fair value through profit or loss	253,631	-
Foreign exchange and gold gains/(losses)	27,589	13,382
Other operating income	544,419	511,469
Administrative expenses	65,065	14,369

Transactions have been agreed upon on an arm’s length basis. As of March 31, 2025 and December 31, 2024, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

43. Financial instruments risks

43.1. Risk policies of financial instruments

In this consolidated condensed interim financial statements, the Entity has applied the same risk policies of financial instruments as in the preparation of its financial statements as of December 31, 2024.

43.2. Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of March 31, 2025 and December 31, 2024:

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	8,210,337,429	429,264,976	23,230,202	116,715,192	5,766,405	8,785,314,204

Inter-stage Transfers:
From stage 1 to stage 2	(364,749,613)	372,210,866	-	-	-	7,461,253
From stage 2 to stage 1	175,010,206	(165,100,214)	-	-	-	9,909,992
From stage 1 or 2 to stage 3	(10,813,886)	(78,833,665)	(102,249)	91,422,528	417,310	2,090,038
From stage 3 to stage 1 or 2	875,057	1,653,284	-	(5,434,717)	(322,852)	(3,229,228)
Changes without inter-stage transfers	(151,017,628)	(3,527,311)	4,374,918	(5,679,813)	1,615,434	(154,234,400)
Newly originated financial assets	4,197,902,462	50,864,850	19,037,933	11,766,098	243,161	4,279,814,504
Reimbursements	(2,527,082,866)	(39,198,791)	(11,826,037)	(9,785,008)	(44,359)	(2,587,937,061)
Write-offs	-	(434)	-	(31,966,177)	(322,378)	(32,288,989)
Foreign exchange differences	60,014,166	504,505	408,539	1,015	160,446	61,088,671
Inflation adjustment	(697,398,007)	(36,790,242)	(2,061,274)	(10,467,442)	(493,286)	(747,210,251)

Balances as of 03.31.25	8,893,077,320	531,047,824	33,062,032	156,571,676	7,019,881	9,620,778,733

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	4,494,415,697	472,428,943	16,388,817	74,201,692	9,033,071	5,066,468,220

Inter-stage Transfers:
From stage 1 to stage 2	(909,069,337)	873,839,162	6,422,109	-	-	(28,808,066)
From stage 2 to stage 1	655,268,037	(564,720,110)	(4,169,567)	-	-	86,378,360
From stage 1 or 2 to stage 3	(20,355,877)	(163,149,793)	(138,505)	190,091,239	132,106	6,579,170
From stage 3 to stage 1 or 2	2,053,806	8,555,300	(5,291)	(15,052,314)	(165,919)	(4,614,418)
Changes without inter-stage transfers	1,543,267,786	133,560,781	15,292,905	(914,848)	3,182,146	1,694,388,770
Newly originated financial assets	11,950,558,937	112,858,569	14,060,832	23,660,706	257,256	12,101,396,300
Reimbursements	(6,191,440,447)	(140,474,861)	(15,716,165)	(32,655,056)	(566,852)	(6,380,853,381)
Write-offs	-	-	-	(68,367,092)	(1,984,960)	(70,352,052)
Foreign exchange differences	163,358,558	2,403,174	2,281,522	16,364	1,040,817	169,100,435
Inflation adjustment	(3,477,719,731)	(306,036,189)	(11,186,455)	(54,265,499)	(5,161,260)	(3,854,369,134)

Balances as of 12.31.24	8,210,337,429	429,264,976	23,230,202	116,715,192	5,766,405	8,785,314,204

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	3,594,569,611	172,588,075	840,496	1,028,812	2,144	3,769,029,138

Inter-stage Transfers:
From stage 1 to stage 2	(152,231,308)	114,153,645	-	-	-	(38,077,663)
From stage 2 to stage 1	117,716,343	(75,850,477)	-	-	-	41,865,866
From stage 1 or 2 to stage 3	(1,326,948)	(384,373)	-	561,342	-	(1,149,979)
From stage 3 to stage 1 or 2	94,695	60,759	-	(150,630)	(23,618)	(18,794)
Changes without inter-stage transfers	722,113,981	27,502,010	(402,442)	(259,741)	25,488	748,979,296
Newly originated financial commitments	250,865,558	10,071,566	-	62,743	33,087	261,032,954
Reimbursements	(259,225,408)	(13,083,715)	(212,128)	(281,538)	(10,000)	(272,812,789)
Write-offs	-	-	-	(54)	-	(54)
Foreign exchange differences	10,547,161	52,401	18,399	-	-	10,617,961
Inflation adjustment	(292,613,668)	(14,260,483)	(35,779)	(58,700)	(1,766)	(306,970,396)

Balances as of 03.31.25	3,990,510,017	220,849,408	208,546	902,234	25,335	4,212,495,540

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	1,384,054,302	144,745,101	425,682	489,743	818	1,529,715,646

Inter-stage Transfers:
From stage 1 to stage 2	(255,088,250)	226,548,950	77,853	-	-	(28,461,447)
From stage 2 to stage 1	306,816,741	(209,062,502)	(273,926)	-	-	97,480,313
From stage 1 or 2 to stage 3	(2,232,168)	(738,444)	(308)	1,916,849	226	(1,053,845)
From stage 3 to stage 1 or 2	1,086,534	368,527	308	(1,102,169)	(1,457)	351,743
Changes without inter-stage transfers	2,677,585,844	116,164,553	(1,437,545)	324,232	7,446	2,792,644,530
Newly originated financial commitments	1,181,093,351	57,092,350	3,139,922	241,564	-	1,241,567,187
Reimbursements	(535,341,362)	(61,502,333)	(536,331)	(459,893)	(75)	(597,839,994)
Write-offs	-	-	-	(1,978)	-	(1,978)
Foreign exchange differences	44,168,149	2,055,215	443,504	-	-	46,666,868
Inflation adjustment	(1,207,573,530)	(103,083,342)	(998,663)	(379,536)	(4,814)	(1,312,039,885)

Balances as of 12.31.24	3,594,569,611	172,588,075	840,496	1,028,812	2,144	3,769,029,138

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	59,231,204	24,288,807	1,094,852	85,730,166	4,240,346	174,585,375

Inter-stage Transfers:
From stage 1 to stage 2	(11,609,334)	30,407,675	-	-	-	18,798,341
From stage 2 to stage 1	2,934,057	(8,102,001)	-	-	-	(5,167,944)
From stage 1 or 2 to stage 3	(1,150,146)	(17,602,748)	(3,412)	55,172,200	240,638	36,656,532
From stage 3 to stage 1 or 2	239,430	124,782	-	(3,623,683)	(206,319)	(3,465,790)
Changes without inter-stage transfers	6,670,454	9,621,005	607,984	7,068,578	1,354,500	25,322,521
Newly originated financial assets	40,262,770	381,825	1,072,768	7,446,148	243,161	49,406,672
Reimbursements	(28,505,335)	(1,192,257)	(571,928)	(6,929,121)	(29,976)	(37,228,617)
Write-offs	-	(28)	-	(26,544,352)	(285,222)	(26,829,602)
Foreign exchange differences	346,600	12,640	17,070	105	102,419	478,834
Inflation adjustment	(5,492,462)	(2,300,883)	(116,710)	(7,561,527)	(364,325)	(15,835,907)

Balances as of 03.31.25	62,927,238	35,638,817	2,100,624	110,758,514	5,295,222	216,720,415

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	32,768,773	17,917,365	250,649	53,543,876	6,492,785	110,973,448

Inter-stage Transfers:
From stage 1 to stage 2	(17,505,981)	51,655,045	377,636	-	-	34,526,700
From stage 2 to stage 1	5,700,858	(19,235,583)	(49,289)	-	-	(13,584,014)
From stage 1 or 2 to stage 3	(1,370,021)	(28,608,022)	(4,459)	111,313,998	3,071	81,334,567
From stage 3 to stage 1 or 2	118,466	617,438	-	(10,297,356)	(108,687)	(9,670,139)
Changes without inter-stage transfers	16,925,617	16,940,616	709,712	33,043,366	3,172,444	70,791,755
Newly originated financial assets	101,643,026	1,844,575	139,373	13,136,199	257,248	117,020,421
Reimbursements	(58,101,964)	(4,704,288)	(179,205)	(21,272,482)	(508,836)	(84,766,775)
Write-offs	-	(7)	-	(54,725,670)	(1,938,623)	(56,664,300)
Foreign exchange differences	1,300,512	50,544	43,299	5,812	720,524	2,120,691
Inflation adjustment	(22,248,082)	(12,188,876)	(192,864)	(39,017,577)	(3,849,580)	(77,496,979)

Balances as of 12.31.24	59,231,204	24,288,807	1,094,852	85,730,166	4,240,346	174,585,375

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	19,034,805	4,988,158	12,245	691,371	5,281	24,731,860

Inter-stage Transfers:
From stage 1 to stage 2	(1,859,650)	3,201,613	-	-	-	1,341,963
From stage 2 to stage 1	1,148,643	(2,312,057)	-	-	-	(1,163,414)
From stage 1 or 2 to stage 3	(23,548)	(35,118)	-	339,974	-	281,308
From stage 3 to stage 1 or 2	2,663	4,646	-	(106,105)	(14,357)	(113,153)
Changes without inter-stage transfers	1,233,625	583,036	1,981	(186,743)	57,862	1,689,761
Newly originated financial commitments	2,490,297	145,409	-	43,868	33,661	2,713,235
Reimbursements	(984,761)	(186,950)	(1,282)	(178,914)	(6,275)	(1,358,182)
Write-offs	-	-	-	(45)	-	(45)
Foreign exchange differences	30,092	121	107	-	-	30,320
Inflation adjustment	(1,540,101)	(407,698)	(792)	(38,311)	(3,267)	(1,990,169)

Balances as of 03.31.25	19,532,065	5,981,160	12,259	565,095	72,905	26,163,484

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	11,092,844	2,712,150	6,896	307,558	598	14,120,046

Inter-stage Transfers:
From stage 1 to stage 2	(2,643,568)	6,580,427	5,015	-	-	3,941,874
From stage 2 to stage 1	2,102,503	(4,688,928)	(4,847)	-	-	(2,591,272)
From stage 1 or 2 to stage 3	(49,238)	(72,480)	(12)	1,089,530	88	967,888
From stage 3 to stage 1 or 2	42,372	17,513	7	(663,763)	(24,692)	(628,563)
Changes without inter-stage transfers	1,573,150	2,812,187	(37,512)	297,057	34,662	4,679,544
Newly originated financial commitments	19,768,610	782,604	64,536	156,841	-	20,772,591
Reimbursements	(4,971,294)	(1,184,594)	(11,442)	(263,929)	(55)	(6,431,314)
Write-offs	-	-	-	(1,452)	-	(1,452)
Foreign exchange differences	425,747	16,433	8,104	-	-	450,284
Inflation adjustment	(8,306,321)	(1,987,154)	(18,500)	(230,471)	(5,320)	(10,547,766)

Balances as of 12.31.24	19,034,805	4,988,158	12,245	691,371	5,281	24,731,860

44. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve.
b)	By means of Communication “A” 6464, as amended and supplemented, the BCRA establishes the general procedure for the distribution of earnings. According to such procedure, distributions are allowed only if certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of March 31, 2025 amounts to 174,827,219.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Pursuant to Communication "A" 8214, the BCRA provided that until December 31, 2025, financial institutions that have the BCRA's prior authorization may distribute earnings for up to 60% of the amount that would have corresponded to them in ten equal, monthly and consecutive installments (as from June 30, 2025 and not before the next to last business day of the following months). In addition, it established that the items used in determining the distributable earnings, and the amounts of the abovementioned installments should be computed in constant pesos as of the date of the Shareholders’ Meeting or as of the payment date of each installment, as applicable.

Subsequently, by means of Communication "A" 8235, the BCRA established that financial institutions that resolve to distribute earnings within the framework of the provisions of Communication "A" 8214, should grant nonresident shareholders the option to collect their dividends –in full or in part– in a single installment in cash, provided that such funds be directly used for the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 26, 2024, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 32,908,378 (77,802,919 in restated amounts) of Unappropriated retained earnings for fiscal year 2023 to the Legal Reserve.
–	To earmark 131,633,510 (311,211,675 in restated amounts) of Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
–	To earmark 264,227,685 (550,989,065 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends amounting to 264,227,685 (550,989,065 in restated amounts).

On May 3, 2024, the BCRA approved the distribution of 264,227,685 (550,989,065 in restated values) which were be paid as follows as established by Communications “A” 7997 and “A” 7999:

–	Non-resident shareholders: they were able to opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the calculation of the bid made by the BCRA. If they opted for the subscription of BOPREAL, the payment was made in Argentine pesos unless they had stated their intention to receive payment through the delivery of Argentine Treasury bonds in Argentine pesos adjusted by CER (benchmark stabilization coefficient) at 4.25% maturing on December 13, 2024 (“T5X4”).
–	Resident shareholders: it was paid in Argentine pesos unless they had stated their intention to receive the T5X4 bond. Resident shareholders were not allowed to subscribe BOPREAL.

Both the payment in T5X4 and in Argentine pesos were made in three installments on May 14, June 11 and July 11, 2024.

On April 23, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 70,648,487 (76,702,354 in restated amounts) of Unappropriated retained earnings for fiscal year 2024 to the Legal Reserve.
–	To earmark 282,593,950 (306,809,418 in restated amounts) of Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
–	To earmark 89,413,163 (97,075,079 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends for 89,413,163 (97,075,079 in restated amounts).

On May 12, 2025, the BCRA approved the distribution of 89,413,163 (97,075,079 in restated amounts) which will be paid as established by Communications “A” 8214 and “A” 8235:

45. Restricted assets

As of March 31, 2025 and December 31, 2024 and 2023, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	03.31.25	12.31.24

Argentine Treasury Bonds adjusted by CER. Maturity 2026	6,473	6,376

Total	6,473	6,376

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 320,207,803 and 502,639,692 as of March 31, 2025 and December 31, 2024, respectively (see Note 10).

46. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 25,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has a 9.6486% share of the corporate stock as of December 31, 2024 (BCRA Communication “B” 12955).

As of March 31, 2025 and 2024, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 4,471,177 and 2,565,093, respectively.

47. Minimum cash and minimum capital requirements

47.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.25	12.31.24

Balances at the BCRA
BCRA - Current account not restricted	865,919,713	822,559,023
BCRA - Special guarantee accounts - restricted (Note 10)	134,250,501	229,918,708

	1,000,170,214	1,052,477,731

Government securities in pesos – At fair value through profit or loss (1)	258,546,751	-
Government securities in pesos – Measured at amortized cost (1)	126,254,944	173,606,503
Government securities in pesos –At fair value through OCI (1)	1,908,388,423	2,174,519,617

TOTAL	3,293,360,332	3,400,603,851

(1) See detail of securities considered (identified with (1)), as of March 31, 2025, in Exhibit A to the consolidated financial statements.

The balances disclosed are consistent with those reported by the Bank.

47.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	03.31.25	12.31.24

Credit risk	(935,343,518)	(786,805,969)
Operational risk	(15,530,112)	(275,695,843)
Market risk	(5,396,169)	(2,720,327)

Paid-in	2,459,870,474	2,495,923,785

Surplus	1,503,600,675	1,430,701,646

48. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of March 31, 2025, it amounts to 656,609. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 328,304, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2026 as of March 31, 2025 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 5,725,353 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 774,587, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of March 31, 2025, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

On April 30, 2025, this subsidiary was registered by the CNV as a comprehensive settlement and clearing agent (ALyC) under section 12, Chapter II, Title VII, of CNV regulations (as amended in 2013), under No. 2,474.

49. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments).

50. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of March 31, 2025 and December 31, 2024, the assets of Diagonal Trust amount to 2,427 and 2,635, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 4,535 as of March 31, 2025 and December 31, 2024, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 2,583,887 and 2,704,222 as of March 31, 2025 and December 31, 2024, respectively, and consist of cash, creditors' rights, real estate and shares.

51. Mutual funds

As of March 31, 2025 and December 31, 2024, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills for 1,753,939,566 and 2,004,300,126, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	03.31.25	12.31.24

FBA Renta Pesos	3,078,089,034	2,804,462,469
FBA Ahorro Pesos	153,995,736	133,881,920
FBA Renta Fija Dólar I	114,518,275	96,224,200
FBA Acciones Argentinas	107,445,193	135,370,011
FBA Horizonte	35,079,711	24,902,126
FBA Bonos Argentina	29,909,047	26,678,394
FBA Renta Fija Plus	29,510,350	41,538,408
FBA Renta Mixta	15,443,468	19,033,467
FBA Acciones Latinoamericanas	9,850,469	10,346,962
FBA Renta Pública I	7,161,953	6,565,792
FBA Renta Fija Dólar Plus I	793,506	-
FBA Bonos Globales	10,684	11,405
FBA Horizonte Plus	10,336	11,138
FBA Retorno Total I	2,363	3,155
FBA Gestión I	331	352
	3,581,820,456	3,299,029,799

52. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

“Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers: Julio Lopez, Marcelo Canestri, Humberto Daniel De Luca, Mario Daniel Breno, Agustín Garicia, Gustavo Pedro Vitale, Eduardo Carlos Hombre, Ana Mercedes Pacheco, Carlos Alberto Klapproth, Ernesto Salgado, Adriana Lilian Olmedo, Estrella Blanca Fernandez, Francisco Meringolo, Daniela Vanesa Guevara, Marcelo Mozillo, Cintia Tamara Ortiz, Maria Elena Fridman, Maria Antonia Cejo Rial, Carlos Alberto Gonzalez, Johana Andrea Frezza, Haroldo Daniel Gramajo and Andrea Patricia Ramirez, who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal. On February 21, 2024, we were notified that the Argentine Supreme Court of Justice rejected the extraordinary appeal filed, declaring its inadmissibility. Therefore, the decision made by the Federal Court is final and is considered to be res judicata.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager (Alejandro Chiaradía) and (ii) an officer of the Area (Horacio Perotti). The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

• Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 28, 2021 and identified under No. 1587, file No. 388/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021. On September 14, 2023, the Resolution of the BCRA was notified, confirming the initial charges and rejecting the defenses regarding the interpretation of the regulation and the inexistence of intraday financing due to the way the proceeds from collections operate. Therefore, the breach of the regulations was considered to be proven and a fine was imposed. The amount in pesos of the fines applied is detailed below. Banco BBVA Argentina S.A. $24,000,000. Board of Directors: Oscar Castro $2,591,589 Gabriel Milstein $ 2,591,589, Isabel Goiri $2,565,930 Adriana Melero $ 2,565,930, Jorge Luna $2,565,930, Alfredo Castillo $ 2,565,930, Juan Manuel Ballesteros $2,565,930. Employees: Carlos Elizalde $1,710,620, Nicolás Bohtlingk $1,710,620, Darío Berkman $1,710,620, José Fornieles $855,310. TOTAL $47,999,998. The resolution that imposed the fine was upheld, the legal costs were paid, and the case was considered closed.

•	BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414,526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The procedural status of the case is with the presentation of pleadings.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

53. Subsequent Events

Ordinary and Extraordinary General Shareholders’ Meeting

On April 23, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting approved what is mentioned in note 44 “Restrictions on the distribution of earnings” to these interim condensed consolidated financial statements.

No other events or transactions have occurred between period-end and the date of these interim condensed consolidated financial statements which may significantly affect the Entity's financial position or results of operations as of March 31, 2025.

54. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
				Accounting	Accounting	Position with
Account	Identification	Fair	Fair value	balance	balance	no options	Options	Financial
		value	level	03.31.25	12.31.24			position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities – In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025 (1)	9304	155,258,000	1	155,258,000	2,194,607	155,258,000	-	155,258,000
Treasury Bonds in pesos adjusted by Cer 0% Maturity 03-31-2027	9264	78,164,651	1	78,164,651	-	78,164,651	-	78,164,651
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-28-2025 (1)	9303	73,540,690	1	73,540,690	3,491,071	73,540,690	-	73,540,690
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-18-2025 (1)	9288	64,948,751	1	64,948,751	-	64,948,751	-	64,948,751
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	9257	9,276,857	1	9,276,857	12,765,750	9,276,857	-	9,276,857
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026	9319	6,407,340	1	6,407,340	-	6,407,340	-	6,407,340
Argentine Treasury Bond in pesos at Dual rate. Maturity 12-15-2026	9323	6,189,371	1	6,189,371	-	6,189,371	-	6,189,371
Argentine Treasury Bond in pesos at Dual rate. Maturity 09-15-2026	9321	6,168,582	1	6,168,582	-	6,168,582	-	6,168,582
Treasury Bonds in pesos adjusted by Cer 0% Maturity 10-31-2025	9312	6,034,487	2	6,034,487	8,050,353	6,034,487	-	6,034,487
Argentine Treasury Bond in pesos at Dual rate. Maturity 06-30-2026	9320	5,955,685	1	5,955,685	-	5,955,685	-	5,955,685
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	9300	5,654,599	1	5,654,599	49,531,856	5,654,599	-	5,654,599
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-15-2025	9308	2,182,234	1	2,182,234	2,378,920	2,182,234	-	2,182,234
Argentine Treasury Bond Capitalizable. Maturity 02-13-2026	9314	2,111,449	1	2,111,449	7,242,855	2,111,449	-	2,111,449
Treasury Bonds in pesos adjusted by Cer 0% Maturity 12-15-2025	9248	1,122,632	1	1,122,632	1,109,720	1,122,632	-	1,122,632
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-28-2025	9326	987,455	2	987,455	-	987,455	-	987,455
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	621,544	1	621,544	1,299,067	621,544	-	621,544
Treasury Bill Capitalizable in Pesos. Maturity 08/29/2025	9296	218,771	1	218,771	226,408	218,771	-	218,771
Argentine Treasury Bill Capitalizable in Pesos. Maturity 11/10/2025	9324	70,219	1	70,219	-	70,219	-	70,219
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025	9306	5,883	2	5,883	-	5,883	-	5,883
Treasury Bonds in pesos adjusted by Cer 0% Maturity 06-30-2025	9244	572	1	572	-	572	-	572
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	4,269,961	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-17-2025	9283	-	2	-	2,221,692	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	2,084,798	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	1,965,945	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	488,051	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	154,169	-	-	-
Argentine Treasury Bond in Pesos adjusted by CER 4.25%. Maturity 02/14/2025	9179	-	-	-	86,329	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	29,829	-	-	-

Subtotal Government Securities - In pesos		424,919,772		424,919,772	99,591,381	424,919,772	-	424,919,772

Government Securities – In foreign currency

AL30 Bonds Local Law US$ Step Up Maturity 07-09-2030	5921	62,584	1	62,584	71,893	62,584	-	62,584

Subtotal Government Securities- In foreign currency		62,584		62,584	71,893	62,584	-	62,584

Private Securities - In foreign currency

Corporate bond 360 Energy Solar S.A. Series 5 in US$ at fixed rate. Maturity 09-05-2027	58483	64,755	2	64,755	-	64,755	-	64,755

Subtotal Private Securities- In foreign currency		64,755		64,755	-	64,755	-	64,755

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		425,047,111		425,047,111	99,663,274	425,047,111	-	425,047,111

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	03.31.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Treasury Bonds in Pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	431,892,066	1	431,892,066	428,745,516	431,892,066	-	431,892,066
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 12-15-2025 (1)	9248	274,771,938	1	274,771,938	266,601,774	274,771,938	-	274,771,938
Argentine Treasury Bills capitalizable in Pesos. Maturity 04-16-2025 (1)	9299	175,889,339	1	175,889,339	176,167,611	175,889,339	-	175,889,339
Argentine Treasury Bonds in pesos at Dual rate. Maturity 03-16-2026	9319	156,117,530	1	156,117,530	-	156,117,530	-	156,117,530
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	155,847,690	1	155,847,690	155,398,931	155,847,690	-	155,847,690
Argentine Treasury Bills capitalizable in Pesos. Maturity 11-10-2025 (1)	9324	153,345,057	1	153,345,057	-	153,345,057	-	153,345,057
Argentine Treasury Bonds in pesos at Dual rate. Maturity 06-30-2026 (1)	9320	152,897,802	1	152,897,802	-	152,897,802	-	152,897,802
Argentine Treasury Bonds in pesos at Dual rate. Maturity 09-15-2026 (1)	9321	148,814,245	1	148,814,245	-	148,814,245	-	148,814,245
Argentine Treasury Bonds in pesos at Dual rate. Maturity 12-15-2026 (1)	9323	146,458,347	1	146,458,347	-	146,458,347	-	146,458,347
Argentine Treasury Bonds capitalizable in Pesos. Maturity 12-15-2025 (1)	9310	132,250,000	1	132,250,000	143,039,654	132,250,000	-	132,250,000
Treasury Bonds in Pesos adjusted by Cer 2%. Maturity 11-9-2026	5925	60,444,917	1	60,444,917	6,707,387	60,444,917	-	60,444,917
Argentine Treasury Bills capitalizable in Pesos. Maturity 10-31-2025 (1)	9315	59,396,700	2	59,396,700	-	59,396,700	-	59,396,700
Argentine Treasury Bills capitalizable in Pesos. Maturity 07-31-2025 (1)	9305	50,958,298	1	50,958,298	168,762,097	50,958,298	-	50,958,298
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 06-30-2026 (1)	9240	25,866,941	1	25,866,941	28,715,967	25,866,941	-	25,866,941
Argentine Treasury Bills capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	269,344,120	-	-	-
Argentine Treasury Bills capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	267,192,019	-	-	-
Argentine Treasury Bonds capitalizable in Pesos. Maturity 10-17-2025	9309	-	1	-	139,204,997	-	-	-
Argentine Treasury Bills capitalizable in Pesos. Maturity 09-30-2025	9306	-	2	-	70,054,146	-	-	-
Argentine Treasury Bills capitalizable in Pesos. Maturity 06-18-2025	9288	-	1	-	69,375,589	-	-	-
Argentine Treasury Bills capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	63,051,445	-	-	-
Argentine Treasury Bills capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	38,368,284	-	-	-
Argentine Treasury Bills capitalizable in Pesos. Maturity 08-29-2025	9296	-	1	-	35,366,351	-	-	-
Argentine Treasury Bills capitalizable in Pesos. Maturity 09-12-2025	9301	-	1	-	35,366,351	-	-	-
Argentine Treasury Bills capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	34,226,376	-	-	-
Argentine Treasury Bills capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	32,448,558	-	-	-
Treasury Bonds in Pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	-	1	-	20,281,850	-	-	-
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 06-30-2025	9244	-	1	-	6,530,425	-	-	-
Argentine Treasury Bills capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	910,894	-	-	-

Subtotal Government Securities - In pesos		2,124,950,870		2,124,950,870	2,455,860,342	2,124,950,870	-	2,124,950,870

Government Securities - In foreign currency

Argentine Treasury Bills in US$ Zero Coupon. Maturity 01-16-2026	9327	49,066,478	2	49,066,478	-	49,066,478	-	49,066,478

Subtotal Government Securities - In foreign currency		49,066,478		49,066,478	-	49,066,478	-	49,066,478

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	03.31.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES (Continued)

BCRA Bills- In pesos
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series C)	9236	12,679,591	2	12,679,591	11,921,446	12,679,591	-	12,679,591
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series D)	9237	12,516,452	2	12,516,452	11,693,898	12,516,452	-	12,516,452
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series A)	9234	9,015,504	2	9,015,504	8,550,641	9,015,504	-	9,015,504
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series B)	9235	8,550,303	2	8,550,303	8,111,932	8,550,303	-	8,550,303

Subtotal BCRA Bills- In pesos		42,761,850		42,761,850	40,277,917	42,761,850	-	42,761,850

Private Securities- In pesos

Corporate bond Fiat Compañía Financiera Series 20 in Pesos Maturity 03-01-2026	58274	1,954,221	3	1,954,221	2,196,525	1,954,221	-	1,954,221
Corporate bond New San S.A. in Pesos Series 21 Private BADLAR Maturity 05-09-2025	57750	169,693	3	169,693	185,753	169,693	-	169,693
Corporate bond Refi Pampa Series 2 in Pesos Uva Maturity 05-06-2025	56123	55,842	3	55,842	117,542	55,842	-	55,842
Corporate bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	-	3	-	295,205	-	-	-
Corporate bond Bco de Serv. Financieros Cl. 24 in Pesos at Floating Rate. Maturity 02-02-2025	57560	-	3	-	231,438	-	-	-

Subtotal Private Securities - In pesos		2,179,756		2,179,756	3,026,463	2,179,756	-	2,179,756

Private Securities - In foreign currency

Corporate bond YPF Series 32 in USD. Maturity 10-10-2028	58129	3,236,815	2	3,236,815	3,306,128	3,236,815	-	3,236,815
Corporate bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	3,062,425	2	3,062,425	3,130,721	3,062,425	-	3,062,425
Corporate bonds 360 Energy Solar S.A. Series 4 in USD at fixed rate Vto 10-30-2027	58187	2,817,384	2	2,817,384	2,896,296	2,817,384	-	2,817,384
Corporate bond Petroquimica Comodoro Rivadavia Series R in USD. Maturity 10-22-2028	58155	2,671,264	2	2,671,264	2,767,853	2,671,264	-	2,671,264
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in USD. Maturity 03-05-2028	58507	2,638,820	2	2,638,820	-	2,638,820	-	2,638,820
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	2,356,031	1	2,356,031	2,235,001	2,356,031	-	2,356,031
Corporate bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	58210	2,232,574	2	2,232,574	2,299,288	2,232,574	-	2,232,574
Corporate bond CAPEX S.A. Series 10 U$S. Maturity 07-05-2027	57880	1,850,060	2	1,850,060	1,790,563	1,850,060	-	1,850,060
Corporate bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	1,798,598	2	1,798,598	1,891,581	1,798,598	-	1,798,598
Corporate bond YPF Series 33 in USC. Maturity 10-10-2028	58130	1,644,361	2	1,644,361	1,679,436	1,644,361	-	1,644,361
Corporate bonds YPF S.A. Series 35 USD at fixed rate. Maturity 02-27-2027	58484	1,614,034	2	1,614,034	-	1,614,034	-	1,614,034
Corporate bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,144,544	2	1,144,544	1,097,990	1,144,544	-	1,144,544
Corporate bond John Deere Credit Cia Financiera S.A. Series X U$S. Maturity 03-08-2026	57639	1,096,829	1	1,096,829	1,104,692	1,096,829	-	1,096,829
Corporate bonds Ledesma Series 15 U$S at fixed rate. Maturity 10-04-2027	58426	325,529	2	325,529	-	325,529	-	325,529
Corporate bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	-	2	-	4,542,602	-	-	-
Corporate bonds Tecpetrol S.A. Series 7 in USD. Maturity 04/22/2026	57709	-	2	-	3,385,477	-	-	-
Corporate bonds YPF Series 29 in USD. Maturity 05/28/2026	57774	-	2	-	2,253,323	-	-	-
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	-	2	-	2,224,929	-	-	-
Corporate bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	57682	-	2	-	1,140,455	-	-	-

Subtotal Private Securities - In foreign currency		28,489,268		28,489,268	37,746,335	28,489,268	-	28,489,268

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		2,247,448,222		2,247,448,222	2,536,911,057	2,247,448,222	-	2,247,448,222

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
	Identification		Fair value level	Accounting balance	Accounting balance
Account
		Fair value		03.31.25	12.31.24	Position with no options	Options	Final position

OTHER DEBT SECURITIES(Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025 (1)	9196	90,284,931	2	90,007,971	136,245,734	90,007,971	-	90,007,971
Argentine Treasury Bonds in pesos. Maturity 05-23-2027 (1)	9132	25,958,558	2	25,919,445	26,099,544	25,919,445	-	25,919,445
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027 (1)	9166	10,339,106	2	10,327,528	11,261,225	10,327,528	-	10,327,528

Subtotal Government Securities - In pesos		126,582,595		126,254,944	173,606,503	126,254,944	-	126,254,944

TOTAL DEBT SECURITIES AT AMORTIZED COST		126,582,595		126,254,944	173,606,503	126,254,944	-	126,254,944

TOTAL OTHER DEBT SECURITIES		2,374,030,817		2,373,703,166	2,710,517,560	2,373,703,166	-	2,373,703,166

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA- Bolsas y Mercados Argentina Share		5,741,477	1	5,741,477	6,582,482	5,741,477	-	5,741,477
Banco de Valores de Bs. As. Share		1,454,210	1	1,454,210	2,271,465	1,454,210	-	1,454,210

Subtotal Private Securities - In pesos		7,195,687		7,195,687	8,853,947	7,195,687	-	7,195,687

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		7,195,687		7,195,687	8,853,947	7,195,687	-	7,195,687

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)		2,927,069	3	2,927,069	1,098,485	2,927,069	-	2,927,069
Compensadora Electrónica S.A.		2,645,820	3	2,645,820	2,645,820	2,645,820	-	2,645,820
Seguro de Depósitos S.A.		291,258	3	291,258	291,258	291,258	-	291,258
Other		16,324	3	16,324	16,324	16,324	-	16,324

Subtotal Private Securities - In pesos		5,880,471		5,880,471	4,051,887	5,880,471	-	5,880,471

Foreign:
Private Securities - In foreign currency

		794,783	2	794,783	799,040	794,783	-	794,783
Other		37,354	2	37,354	37,471	37,354	-	37,354

Subtotal Private Securities - In foreign currency		832,137		832,137	836,511	832,137	-	832,137

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		6,712,608		6,712,608	4,888,398	6,712,608	-	6,712,608

TOTAL EQUITY INSTRUMENTS		13,908,295		13,908,295	13,742,345	13,908,295	-	13,908,295

(1) It represents securities fully or partially computed for minimum cash requirements as of March 31, 2025, Note 47.1 to the consolidated financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

Account	03.31.25	12.31.24

COMMERCIAL PORTFOLIO

Normal performance	4,371,300,170	3,979,814,197
Preferred collaterals and counter-guarantees “A”	9,195,418	9,963,084
Preferred collaterals and counter-guarantees “B”	14,684,698	13,047,251
No preferred guarantees or counter guarantees	4,347,420,054	3,956,803,862

Troubled	3,531,407	3,617,530
No preferred guarantees or counter guarantees	3,531,407	3,617,530

With high risk of insolvency	2,686,215	374,930
Preferred collaterals and counter-guarantees “B”	-	296
No preferred guarantees or counter guarantees	2,686,215	374,634

Uncollectible	2,643	31,615
No preferred guarantees or counter guarantees	2,643	31,615

TOTAL	4,377,520,435	3,983,838,272

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

Account	03.31.25	12.31.24

CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,850,999,871	4,506,900,800
Preferred collaterals and counter-guarantees “A”	1,938,878	1,188,115
Preferred collaterals and counter-guarantees “B”	507,738,464	451,490,851
No preferred guarantees or counter guarantees	4,341,322,529	4,054,221,834

Low risk	134,048,428	63,957,158
Preferred collaterals and counter-guarantees “B”	8,493,891	6,299,967
No preferred guarantees or counter guarantees	125,554,537	57,657,191

Low risk - with special follow-up	3,267,965	2,542,573
No preferred guarantees or counter guarantees	3,267,965	2,542,573

Medium risk	71,659,509	49,884,040
Preferred collaterals and counter-guarantees “B”	1,685,176	970,696
No preferred guarantees or counter guarantees	69,974,333	48,913,344

High risk	47,260,436	38,360,056
Preferred collaterals and counter-guarantees “B”	4,666,372	2,061,226
No preferred guarantees or counter guarantees	42,594,064	36,298,830

Uncollectible	5,461,199	5,165,015
Preferred collaterals and counter-guarantees “A”	108	117
Preferred collaterals and counter-guarantees “B”	689,398	644,364
No preferred guarantees or counter guarantees	4,771,693	4,520,534

TOTAL	5,112,697,408	4,666,809,642

TOTAL GENERAL	9,490,217,843	8,650,647,914

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	03.31.25		12.31.24
	Debt balance	% over total portfolio	Debt balance	% over total portfolio
Number of customers

10 largest customers	1,256,546,100	13.24%	1,164,892,370	13.47%
50 following largest customers	1,102,556,759	11.62%	1,084,984,765	12.54%
100 following largest customers	755,620,958	7.96%	662,389,223	7.66%
All other customers	6,375,494,026	67.18%	5,738,381,556	66.33%

TOTAL	9,490,217,843	100.00%	8,650,647,914	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	3,242,790	8,516	12,774	25,548	51,096	17,032	3,357,756

Financial Sector	-	11,748,914	18,039,506	10,654,643	38,501,990	31,439,682	34,501	110,419,236

Non-financial Private Sector and Residents Abroad	117,393,069	3,716,785,036	1,558,873,409	1,210,669,020	1,196,183,238	1,175,535,183	2,371,177,950	11,346,616,905

TOTAL	117,393,069	3,731,776,740	1,576,921,431	1,221,336,437	1,234,710,776	1,207,025,961	2,371,229,483	11,460,393,897

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)(1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	999,581	9,246	13,869	27,737	55,474	32,360	1,138,267

Financial Sector	-	26,291,722	12,122,490	12,122,590	22,547,281	28,155,315	59,237	101,298,635

Non-financial Private Sector and Residents Abroad	83,808,190	3,169,284,215	1,619,351,144	1,279,819,300	948,196,089	1,058,090,769	2,022,089,408	10,180,639,115

TOTAL	83,808,190	3,196,575,518	1,631,482,880	1,291,955,759	970,771,107	1,086,301,558	2,022,181,005	10,283,076,017

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	03.31.25		12.31.24
	Debt balance	% over total portfolio	Debt balance	% over Debt portfolio
Number of customers

10 largest customers	2,340,966,298	21.33%	1,864,786,526	17.30%

50 following largest customers	1,495,635,482	13.63%	1,568,176,881	14.55%

100 following largest customers	562,184,482	5.12%	497,656,499	4.62%

All other customers	6,575,924,693	59.92%	6,849,933,156	63.53%

TOTAL	10,974,710,955	100.00%	10,780,553,062	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	9,721,312,417	579,502,421	854,331,686	38,026,529	5,566	-	11,193,178,619
Non-financial Government sector	109,994,093	3,009,257	-	-	-	-	113,003,350
Financial Sector	7,044,050	-	-	-	-	-	7,044,050
Non-financial Private Sector and Residents Abroad	9,604,274,274	576,493,164	854,331,686	38,026,529	5,566	-	11,073,131,219
Derivative instruments	12,640,526	-	-	-	-	-	12,640,526
Other financial liabilities	1,236,932,002	804,740	1,050,096	1,965,617	2,905,958	21,027,162	1,264,685,575
Financing received from the BCRA and other financial institutions	179,216,677	27,705,625	37,331,188	40,172,324	25,795,380	1,100,101	311,321,295
Corporate bonds issued	166,770,749	8,785,264	36,359,136	53,682,111	6,944,886	-	272,542,146

TOTAL	11,316,872,371	616,798,050	929,072,106	133,846,581	35,651,790	22,127,263	13,054,368,161

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	9,980,988,897	652,926,794	281,753,594	48,857,403	3,490	-	10,964,530,178
Non-financial Government sector	131,102,747	539,625	-	-	-	-	131,642,372
Financial Sector	4,697,981	-	-	-	-	-	4,697,981
Non-financial Private Sector and Residents Abroad	9,845,188,169	652,387,169	281,753,594	48,857,403	3,490	-	10,828,189,825

Derivative instruments	4,189,281	-	-	-	-	-	4,189,281
Other financial liabilities	1,298,115,238	883,999	1,268,791	2,150,116	3,431,943	22,548,922	1,328,399,009
Financing received from the BCRA and other financial institutions	102,939,404	43,126,710	24,979,212	68,667,448	19,673,160	1,102	259,387,036
Corporate bonds issued	1,377,196	857,677	12,398,995	113,323,802	6,885,287	-	134,842,957

TOTAL	11,387,610,016	697,795,180	320,400,592	232,998,769	29,993,880	22,550,024	12,691,348,461

	(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 03.31.25

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	24,731,860	3,421,793	(1)(3)	-	-	(1,990,169)	26,163,484

	- For administrative, disciplinary and criminal penalties	5,428	-		-	-	(428)	5,000

	- Provisions for termination plans	1,900,353	-		-	-	(149,989)	1,750,364

	- Other	24,496,492	3,413,095	(2)	18,138	2,203,795	(2,062,708)	23,624,946

	TOTAL PROVISIONS	51,134,133	6,834,888		18,138	2,203,795	(4,203,294)	51,543,794

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 3,589 for exchange differences in foreign currency for contingent commitments

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.24

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	14,120,046	21,170,437	(1)(3)	-	-	(10,558,623)	24,731,860

	- For administrative, disciplinary and criminal penalties	11,821	-		-	-	(6,393)	5,428

	- Provisions for termination plans	1,820,694	1,226,582		-	-	(1,146,923)	1,900,353

	- Other	33,043,146	29,397,618	(2)	1,065,031	6,326,921	(30,552,320)	24,496,492

	TOTAL PROVISIONS	48,995,707	51,794,637		1,065,031	6,326,921	(42,264,259)	51,134,133

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 39,073 for exchange differences in foreign currency for contingent commitments

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.24	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 03.31.25

Other financial assets	1,961,276	(86,184)	-	313,614	(157,344)	2,031,362

Loans and other financing	172,453,810	9,342,936	14,773,375	33,695,462	(15,665,828)	214,599,755
Other financial institutions	2,135,272	(48,486)	(98,204)	(73,393)	(498,698)	1,416,491
Non-financial Private Sector and Residents Abroad	170,318,538	9,391,422	14,871,579	33,768,855	(15,167,130)	213,183,264
Overdrafts	7,240,426	156,412	247,111	1,100,064	(577,343)	8,166,670
Instruments	13,968,059	206,854	1,068,259	439,637	(1,144,014)	14,538,795
Mortgage loans	9,755,932	150,615	(13,754)	1,241,324	(828,324)	10,305,793
Pledge loans	2,270,905	290,775	193,458	1,828,367	(175,526)	4,407,979
Consumer loans	50,003,746	3,701,280	4,017,380	18,139,935	(4,744,356)	71,117,985
Credit cards	74,247,917	2,835,086	9,330,569	10,684,971	(6,553,366)	90,545,177
Finance leases	674,082	4,734	(16,822)	186,182	(55,950)	792,226
Other	12,157,471	2,045,666	45,378	148,375	(1,088,251)	13,308,639

Other debt securities	170,289	(68,256)	-	-	(12,735)	89,298

Contingent commitments	24,731,860	2,037,361	1,401,506	(17,074)	(1,990,169)	26,163,484

TOTAL ALLOWANCES	199,317,235	11,225,857	16,174,881	33,992,002	(17,826,076)	242,883,899

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.23	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 12.31.24

Other financial assets	3,354,707	(48,639)	-	562,066	(1,906,858)	1,961,276

Loans and other financing	107,386,981	48,657,701	19,597,385	72,238,942	(75,427,199)	172,453,810
Other financial institutions	2,318,459	3,704,824	186,386	(26,808)	(4,047,589)	2,135,272
Non-financial Private Sector and Residents Abroad	105,068,522	44,952,877	19,410,999	72,265,750	(71,379,610)	170,318,538
Overdrafts	8,120,911	2,917,952	(404,845)	2,478,504	(5,872,096)	7,240,426
Instruments	9,089,678	10,511,225	325,539	107,770	(6,066,153)	13,968,059
Mortgage loans	7,819,844	323,731	2,326,627	5,341,123	(6,055,393)	9,755,932
Pledge loans	1,569,722	388,021	322,831	937,085	(946,754)	2,270,905
Consumer loans	22,840,284	10,628,252	6,039,035	26,909,333	(16,413,158)	50,003,746
Credit cards	45,170,304	20,264,420	9,812,072	31,806,594	(32,805,473)	74,247,917
Finance leases	1,123,932	148,711	38,032	78,121	(714,714)	674,082
Other	9,333,847	(229,435)	951,708	4,607,220	(2,505,869)	12,157,471

Other debt securities	231,760	101,451	-	-	(162,922)	170,289

Contingent commitments	14,120,046	16,248,282	4,287,011	624,287	(10,547,766)	24,731,860

TOTAL ALLOWANCES	125,093,494	64,958,795	23,884,396	73,425,295	(88,044,745)	199,317,235

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	03.31.25	12.31.24

ASSETS

Cash and deposits in banks	4	2,449,200,892	3,058,251,513

Cash		1,126,374,295	1,934,442,695
Financial institutions and correspondents		1,321,137,282	1,123,808,818
B.C.R.A.		865,919,713	822,559,023
Other in the country and abroad		455,217,569	301,249,795
Other		1,689,315	-

Debt securities at fair value through profit or loss	5 and A	424,758,121	99,350,537

Derivative instruments	6	6,678,526	10,708,662

Other financial assets	8	480,612,420	272,999,178

Loans and other financing	9	8,647,818,546	7,865,903,777

Non-financial Government sector		3,285,632	1,047,393
Other financial institutions		164,696,385	172,760,757
Non-financial Private Sector and Residents Abroad		8,479,836,529	7,692,095,627

Other debt securities	10 and A	2,373,703,166	2,710,517,560

Financial assets pledged as collateral	11	320,204,842	502,636,477

Current income tax assets	12.1	45,228,429	49,050,189
Investments in equity instruments	13 and A	13,908,295	13,742,345

Investments in subsidiaries and associates	14	119,602,262	106,268,540

Property and equipment	15	697,512,727	701,534,213

Intangible assets	16	77,122,137	74,501,485

Deferred income tax assets	12.3	38,812,549	19,188,882
Other non-financial assets	17	235,258,086	238,681,137

Non-current assets held for sale	18	3,429,693	4,070,947

TOTAL ASSETS		15,933,850,691	15,727,405,442

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	03.31.25	12.31.24

LIABILITIES

Deposits	19 and H	11,018,541,737	10,815,313,646

Non-financial Government sector		112,345,710	130,949,924
Financial Sector		9,659,239	42,797,929
Non-financial Private Sector and Residents Abroad		10,896,536,788	10,641,565,793

Derivative instruments	6	12,640,526	4,189,281

Other financial liabilities	21	1,224,796,044	1,293,077,325

Financing received from the BCRA and other financial institutions	22	55,743,659	48,624,836
Corporate bonds issued	23	188,431,572	85,295,568

Provisions	J	51,457,158	51,030,263

Other non-financial liabilities	24	613,804,515	630,027,301

TOTAL LIABILITIES		13,165,415,211	12,927,558,220

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		980,604,044	980,604,044
Reserves		1,375,134,576	1,375,134,576
Retained earnings		383,511,772	-
Other accumulated comprehensive loss		(56,604,619)	53,239,146
Income for the period / year		78,432,023	383,511,772

TOTAL EQUITY		2,768,435,480	2,799,847,222

TOTAL LIABILITIES AND EQUITY		15,933,850,691	15,727,405,442

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE INTERIM THREE-MONTH PERIODS ENDED MARCH 31, 2025 and 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	03.31.25	03.31.24

Interest income	26	867,457,059	1,933,691,319
Interest expense	27	(355,319,676)	(746,220,222)

Net interest income		512,137,383	1,187,471,097

Commission income	28	164,189,747	130,269,886
Commission expense	29	(81,144,357)	(66,088,955)

Net commission income		83,045,390	64,180,931

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	30	29,666,975	42,655,442
Net income from write-down of assets at amortized cost and at fair value through OCI	31	80,142,545	98,117,701
Foreign exchange and gold gains	32	8,354,802	16,378,144
Other operating income	33	37,887,729	44,292,872
Impairment of financial assets	34	(93,101,438)	(41,594,197)

Net operating income		658,133,386	1,411,501,990

Personnel benefits	35	(118,732,039)	(137,774,207)
Administrative expenses	36	(144,135,486)	(158,936,148)
Asset depreciation and impairment	37	(20,591,081)	(15,823,610)
Other operating expenses	38	(128,142,055)	(158,482,500)

Operating income		246,532,725	940,485,525

Income from associates and joint ventures		13,447,211	(3,338,843)
Loss on net monetary position		(139,558,456)	(849,168,355)

Income before income tax		120,421,480	87,978,327

Income tax	12.4	(41,989,457)	(33,751,244)

Net income for the period		78,432,023	54,227,083
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE INTERIM THREE-MONTH PERIODS ENDED MARCH 31, 2025 and 2024

EARNINGS PER SHARE

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	03.31.25	03.31.24

Numerator:

Net income attributable to owners of the Parent	78,432,023	54,227,083
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	78,432,023	54,227,083

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	128.0084	88.5037
Diluted earnings per share (stated in pesos) (1)	128.0084	88.5037

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE INTERIM THREE-MONTH PERIODS ENDED MARCH 31, 2025 and 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Note	03.31.25	03.31.24

Net income for the period		78,432,023	54,227,083

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Share in Other Comprehensive Income from associates and joint ventures at equity method		-	(300,353)

		-	(300,353)

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		(91,366,949)	(143,575,084)
Adjustment for reclassification for the period		(80,142,545)	(97,513,554)
Income tax	12.4	60,028,323	134,621,406

		(111,481,171)	(106,467,232)

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Income or loss on equity instruments at fair value through OCI

Income/(loss) for the period from equity instruments at fair value through OCI		1,637,406	70,737

		1,637,406	70,737

Total Other Comprehensive Income/(loss) for the period		(109,843,765)	(106,696,848)

Total Comprehensive Income		(31,411,742)	(52,469,765)
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2025
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

Transactions	Outstanding Shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	980,604,044	53,239,157	(11)	708,506,762	666,627,814	383,511,772	2,799,847,222

Total comprehensive income for the year
- Net income for the period	-	-	-	-	-	-	-	78,432,023	78,432,023
- Other comprehensive income/(loss) for the period	-	-	-	(109,843,765)	-	-	-	-	(109,843,765)

Balances at fiscal period end	612,710	6,744,974	980,604,044	(56,604,608)	(11)	708,506,762	666,627,814	461,943,795	2,768,435,480

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM THREE-MONTH PERIOD ENDED MARCH 31, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2024
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income		Reserves
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the period	612,710	6,744,974	980,604,044	408,823,936	1,596,372	630,703,843	906,405,204	389,014,593	3,324,505,676

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	54,227,083	54,227,083
- Other comprehensive income for the period	-	-	-	(106,396,495)	(300,353)	-	-	-	(106,696,848)

Balances at fiscal period-end	612,710	6,744,974	980,604,044	302,427,441	1,296,019	630,703,843	906,405,204	443,241,676	3,272,035,911

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	03.31.25	03.31.24

Cash flows from operating activities

Income before income tax	120,421,480	87,978,327

Adjustment for total monetary income for the period	139,558,456	849,168,355

Adjustments to obtain cash flows from operating activities:	150,492,150	374,502,894

Depreciation and amortization	20,591,081	15,823,610
Impairment of financial assets	93,101,438	41,594,197
Effect of foreign exchange changes on cash and cash equivalents	47,816,267	310,116,587
Other adjustments	(11,016,636)	6,968,500

Net decreases from operating assets:	(2,061,430,129)	(3,193,472,498)

Debt securities at fair value through profit or loss	(348,379,458)	(18,533,127)
Derivative instruments	3,388,528	(2,445,919)
Repo transactions and surety bonds	-	(1,664,425,921)
Loans and other financing	(1,537,649,775)	(1,128,567,674)
Non-financial government sector	(2,342,394)	126,253
Other financial institutions	(7,481,603)	(8,275,417)
Non-financial private sector and residents abroad	(1,527,825,778)	(1,120,418,510)
Other debt securities	(50,437,082)	(407,287,574)
Financial assets pledged as collateral	140,922,051	33,070,920
Investments in equity instruments	727,954	(2,975,896)
Other assets	(270,002,347)	(2,307,307)

Net increases from operating liabilities:	1,221,427,754	2,506,985,815

Deposits	1,108,830,536	2,217,389,890
Non-financial Government sector	1,244,483	249,420,468
Financial sector	(31,712,082)	11,405,361
Non-financial Private Sector and Residents Abroad	1,139,298,135	1,956,564,061
Liabilities at fair value through profit or loss	-	(6,670,040)
Derivative instruments	8,692,011	2,644,379
Other liabilities	103,905,207	293,621,586

Income tax paid	-	(723,409)

Total cash flows (used in) / generated by operating activities	(429,530,289)	624,439,484

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	03.31.25	03.31.24

Cash flows from investing activities

Payments:	(18,321,132)	(37,330,718)

Purchase of property and equipment, intangible assets and other assets	(18,045,111)	(37,330,718)
Other payments related to investing activities	(276,021)	-

Collections:	389,564	-

Other collections related to investing activities	389,564	-

Total cash flows used in investing activities	(17,931,568)	(37,330,718)

Cash flows from financing activities

Payments:	(8,673,574)	(10,316,356)

Non-subordinated corporate bonds	(5,454,196)	-
Financing from local financial institutions	-	(1,847,490)
Other collections related to financing activities	-	(4,638,641)
Payment of lease liabilities	(3,219,378)	(3,830,225)

Collections:	116,791,817	-

Non-subordinated corporate bonds	109,695,277	-
Financing from local financial institutions	7,076,463	-
Other collections related to financing activities	20,077	-

Total cash flows generated by / (used in) financing activities	108,118,243	(10,316,356)

Effect of exchange rate changes on cash and cash equivalents	(47,816,267)	(310,116,587)
Effect of net monetary income/(loss) of cash and cash equivalents	(221,890,740)	(985,400,415)

Total changes in cash flows	(609,050,621)	(718,724,592)
Restated cash and cash equivalents at the beginning of the year (Note 4)	3,058,251,513	2,699,503,552
Cash and cash equivalents at fiscal period-end (Note 4)	2,449,200,892	1,980,778,960

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these separate condensed interim financial statements:

(1)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of March 31, 2025 and December 31, 2024, its shareholders’ equity would have been reduced by 3,741,499 and 5,542,383, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS Accounting Standards as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Reporting”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read in conjunction with the financial statements as of December 31, 2024. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2024 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

–	General information (Note 1 to the consolidated condensed interim financial statements)

–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated condensed interim financial statements)

–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated condensed interim financial statements)

–	Comparative information (Nota 2.1.4. to the consolidated condensed interim financial statements)

–	Measuring unit (Nota 2.1.5. to the consolidated condensed interim financial statements)
–	Summary of significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
–	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
–	Transcription to the books (Nota 2.7. to the consolidated condensed interim financial statements)
–	Provisions (Note 23 to the consolidated condensed interim financial statements)
–	Share capital (Note 26 to the consolidated condensed interim financial statements)
–	Fair values of financial instruments (Note 40 to the consolidated condensed interim financial statements)
–	Segment reporting (Note 41 to the consolidated condensed interim financial statements)
–	Related parties (Note 42 to the consolidated condensed interim financial statements)
–	Financial instruments risks (Note 43 to the consolidated condensed interim financial statements)
–	Restrictions to the distribution of earnings (Note 44 to the consolidated condensed interim financial statements)
–	Banking deposits guarantee insurance system (Note 46 to the consolidated condensed interim financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 48 to the consolidated condensed interim financial statements)
–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 49 to the consolidated condensed interim financial statements)
–	Trust activities (Note 50 to the consolidated condensed interim financial statements)
–	Mutual funds (Note 51 to the consolidated condensed interim financial statements)

–	Penalties and administrative proceedings instituted by the BCRA (Note 52 to the consolidated condensed interim financial statements)
–	Subsequent events (Note 53 to the consolidated condensed interim financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of March 31, 2025 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	03.31.25	12.31.24

Cash	1,126,374,295	1,934,442,695
B.C.R.A. - Current account	865,919,713	822,559,023
Balances with other local and foreign financial institutions	455,217,569	301,249,795
Cash and cash equivalents for spot purchases or sales pending settlement	1,689,315	-

TOTAL	2,449,200,892	3,058,251,513

The balances of Cash and deposits in banks as of March 31, 2024 and December 31, 2023 amounted to 1,980,778,960 and 2,699,503,552, respectively.

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	03.31.25	12.31.24

Government securities	424,693,366	99,350,537
Private securities – Corporate bonds	64,755	-

TOTAL	424,758,121	99,350,537

A breakdown of this information is provided in Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.25	12.31.24

Debit balances linked to foreign currency forwards pending settlement in pesos	6,452,057	10,064,530
Debit balances linked to interest rate swaps - floating rate for fixed	226,469	644,132

TOTAL	6,678,526	10,708,662

Liabilities

	03.31.25	12.31.24

Credit balances linked to foreign currency forwards pending settlement in pesos	12,408,045	4,189,281
Credit balances linked to interest rate swaps - floating rate for fixed	232,481	-

TOTAL	12,640,526	4,189,281

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	03.31.25	12.31.24

Foreign currency forward

Foreign currency forward purchases - US$	745,028	718,460
Foreign currency forward sales - US$	738,129	705,015
Foreign currency forward sales - Euros	12,200	3,451

Interest rate swaps

Fixed rate for floating rate (1)	13,770,000	7,044,000

(1)       Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

7. Repo transactions and surety bonds

No reverse repurchase transactions, repurchase transactions or surety bonds were accounted for as of March 31, 2025 and December 31, 2024.

8. Other financial assets

Breakdown is as follows:

	03.31.25	12.31.24

Measured at amortized cost

Financial debtors from spot transactions pending settlement	245,487,274	70,072,087
Other receivables	187,525,697	155,487,681
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	27,815,921	37,857,111
Non-financial debtors from spot transactions pending settlement	20,864,778	10,581,358
Other	711,944	713,402

	482,405,614	274,711,639

Allowance for loan losses (Exhibit R)	(1,793,194)	(1,712,461)

TOTAL	480,612,420	272,999,178

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	03.31.25	12.31.24

Credit cards	2,266,327,630	2,228,584,700
Loans for the prefinancing and financing of exports	1,323,519,523	1,089,840,622
Notes	1,283,053,345	1,192,315,801
Consumer loans	1,060,816,506	859,623,460
Overdrafts	826,544,516	698,104,976
Discounted instruments	708,304,175	792,839,307
Mortgage loans	312,925,745	254,206,122
Other financial institutions	177,152,502	186,946,879
Pledge loans	81,965,879	71,431,281
Consumer loans	61,666,229	47,811,608
Receivables from finance leases	25,463,455	25,561,234
Non-financial government sector	3,285,632	1,047,393
Instruments purchased	407,226	999,646
Other financing	739,989,774	599,971,192

	8,871,422,137	8,049,284,221

Allowance for loan losses (Exhibit R)	(223,603,591)	(183,380,444)

TOTAL	8,647,818,546	7,865,903,777

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	03.31.25		12.31.24
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	15,560,822	6,675,261	16,108,837	6,255,382
From 1 to 2 years	14,472,994	7,719,598	15,026,461	7,418,239
From 2 to 3 years	9,991,348	6,318,892	11,423,428	7,126,185
From 3 to 4 years	4,168,066	2,798,663	4,314,672	2,873,695
From 4 to 5 years	1,755,625	1,267,277	1,524,508	1,048,135
More than 5 years	940,872	683,764	1,130,129	839,598

TOTAL	46,889,727	25,463,455	49,528,035	25,561,234

Share capital		25,092,874		24,977,232
Interest accrued		370,581		584,002

TOTAL		25,463,455		25,561,234

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	03.31.25	12.31.24

Total Exhibit B and C	9,013,985,221	8,313,737,764
Plus:
Loans to personnel	61,666,229	47,811,608
Interest and other items accrued receivable from financial assets with credit value impairment	3,404,839	3,026,875

Less:
Allowance for loan losses (Exhibit R)	(223,603,591)	(183,380,444)
Adjustments for effective interest rate	(26,806,037)	(24,705,212)
Corporate bonds and other private securities	(31,501,161)	(41,609,309)
Loan commitments	(149,326,954)	(248,977,505)

Total Loans and other financing	8,647,818,546	7,865,903,777

Note 43.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of March 31, 2025 and December 31, 2024, the Bank holds the following loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.25	12.31.24

Liabilities related to foreign trade transactions	70,563,972	61,106,710
Secured loans	43,332,240	65,798,622
Overdrafts and receivables agreed not used	31,731,200	118,330,654
Guarantees granted	3,699,542	3,741,519

TOTAL	149,326,954	248,977,505

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	03.31.25	12.31.24

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	90,007,971	136,245,734
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	25,919,445	26,099,544
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	10,327,528	11,261,225

TOTAL	126,254,944	173,606,503

10.2. Financial assets measured at fair value through OCI

	03.31.25	12.31.24

Government securities (1)	2,174,017,348	2,455,860,342
BCRA Notes	42,761,850	40,277,917
Private securities - Corporate bonds	30,669,024	40,772,798

TOTAL	2,247,448,222	2,536,911,057
(1)	In addition, see information under Debt Swap, Note 9.2 to the consolidated financial statements.

11. Financial assets pledged as collateral

As of March 31, 2025 and December 31, 2024, the Bank pledged as collateral the following financial assets:

		03.31.25	12.31.24

BCRA - Special guarantee accounts (Note 40.1)	(1)	134,250,501	229,918,708
Deposits as collateral	(2)	130,752,454	136,973,152
Guarantee trust – USD - Government securities at fair value through OCI	(3)	49,141,737	33,011
Guarantee trust - Government securities at fair value through OCI	(4)	6,060,150	135,711,606

TOTAL		320,204,842	502,636,477
(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(3)	As of March 31, 2025, the trust was composed of dollars in cash and Treasury Bills (Species D16E6). As of December 31, 2024, the trust was composed of dollars in cash.
(4)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TX26 and TZX26). As of December 31, 2024, the trust was composed of species T2X5, TX26 and TZXD5.

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

12.1. Current income tax assets

Breakdown is as follows:

	03.31.25	12.31.24

Tax advances	45,228,429	49,050,189

	45,228,429	49,050,189

12.2. Current income tax liabilities

No balance is recorded for the fiscal period/year ended March 31, 2025 and December 31, 2024, respectively.

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		As of 03.31.25
	As of 12.31.24	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	48,915,051	16,421,403	-	65,336,454	-
Provisions	60,843,481	(5,509,435)	-	55,334,046	-
Loans and cards commissions	8,118,535	11,561	-	8,130,096	-
Organizational expenses and others	(48,139,149)	(1,855,550)	-	-	(49,994,699)
Property and equipment and miscellaneous assets	(87,849,500)	535,288	-	-	(87,314,212)
Debt securities and investments in equity instruments	(16,103,379)	4,662,891	-	-	(11,440,488)
Tax loss	53,403,787	5,357,513	-	58,761,300	-
Other	56	(4)	-	52	-

Balance	19,188,882	19,623,667	-	187,561,948	(148,749,399)

Offsettings				(148,749,399)	148,749,399

Net deferred assets				38,812,549	-

Account		Changes recognized through		As of 12.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	29,151,742	19,763,309	-	48,915,051	-
Provisions	84,179,007	(23,335,526)	-	60,843,481	-
Loans and cards commissions	8,534,916	(416,381)	-	8,118,535	-
Organizational expenses and others	(39,875,370)	(8,263,779)	-	-	(48,139,149)
Property and equipment and miscellaneous assets	(98,616,815)	10,767,315	-	-	(87,849,500)
Debt securities and investments in equity instruments	(41,232,934)	25,129,555	-	-	(16,103,379)
Tax inflation adjustment	2,498,136	(2,498,136)	-	-	-
Tax loss	-	53,403,787	-	53,403,787	-
Other	122	(66)	-	56	-

Balance	(55,361,196)	74,550,078	-	171,280,910	(152,092,028)

Offsettings				(152,092,028)	152,092,028
Net deferred assets				19,188,882	-

12.4. Income tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	03.31.25	03.31.24

Current income tax expense	(61,613,124)	2,917,842
Income/(loss) from deferred income tax	19,623,667	(36,669,086)

Income tax recognized through profit or loss	(41,989,457)	(33,751,244)

Income tax recognized through OCI	60,028,323	134,621,406

Total income tax	18,038,866	100,870,162

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the fiscal period ended March 31, 2025 and 2024 was 35% and 38%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	03.31.25	12.31.24

Private securities - Shares of other non-controlled companies (1)	7,195,687	8,853,947

TOTAL	7,195,687	8,853,947

(1) See Exhibit A to the separate financial statements.

13.2. Investments in equity instruments through other comprehensive income

	03.31.25	12.31.24

A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)	2,927,069	1,098,485
Compensadora Electrónica S.A.	2,645,820	2,645,820
Banco Latinoamericano de Exportaciones S.A.	794,783	799,040
Seguro de Depósitos S.A.	291,258	291,258
Other	53,678	53,795

TOTAL	6,712,608	4,888,398

14. Investments in subsidiaries

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	03.31.25	12.31.24

Subsidiaries
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	42,936,056	33,455,283
Volkswagen Financial Services Compañía Financiera S.A.	33,330,196	31,927,341
PSA Finance Arg. Cía. Financiera S.A.	16,673,825	14,821,653
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	177,286	205,307

Associates
Rombo Compañía Financiera S.A.	13,532,963	11,245,646
BBVA Seguros Argentina S.A.	7,777,737	8,052,035
Interbanking S.A.	3,664,982	3,664,982
Openpay Argentina S.A. (2)	934,220	800,826
Play Digital S.A. (1)	574,997	2,095,467

TOTAL	119,602,262	106,268,540

(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of December 31, 2024. Additionally, significant transactions carried out or events that occurred between January 1 and March 31, 2025 have been considered. In addition, on August 23, 2024, a capital contribution was made for 427,401 (518,666 in restated values).

(2)	On April July 4, 2024, a capital contribution was made, amounting to 250,377 (316,519 in restated values), which was paid in in cash.

In addition, see also the information under Offer to purchase 50% of FCA Compañía Financiera S.A. in Note 2.2 to the consolidated financial statements.

15. Property and equipment

Breakdown is as follows:

	03.31.25	12.31.24

Real Estate	470,882,389	473,820,935
Furniture and facilities	88,432,893	89,678,673
Right of use - Real estate	61,667,911	61,813,135
Machinery and equipment	45,651,071	52,585,602
Works in progress	28,454,477	21,564,773
Vehicles	2,423,986	2,071,095

TOTAL	697,512,727	701,534,213

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate condensed interim financial statements.

As mentioned in Note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of Property and equipment exceeds its accounting balance.

16. Intangible assets

Breakdown is as follows:

	03.31.25	12.31.24

Own systems development expenses	77,122,137	74,501,485

TOTAL	77,122,137	74,501,485

17. Other non-financial assets

Breakdown is as follows:

	03.31.25	12.31.24

Investment properties	144,007,838	144,682,653
Prepayments	33,968,291	30,373,116
Advances to suppliers of goods	19,358,040	18,821,996
Tax advances	18,092,133	16,297,827
Other miscellaneous assets	14,084,863	13,633,914
Advances to personnel	358,686	11,917,357
Foreclosed assets	121,963	122,655
Other	5,266,272	2,831,619

TOTAL	235,258,086	238,681,137

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such date in the properties detailed below:

Account	Impairment
	03.31.25	12.31.24

Rented Real Estate – Torre BBVA	(18,113,502)	(18,113,502)
Rented Real Estate – Della Paolera	(11,810,065)	(11,810,065)
Rented Real Estate – Edificio Tesla	(9,343,287)	(9,343,287)
Rented Real Estate - Viamonte	(1,615,057)	(1,615,057)

TOTAL	(40,881,911)	(40,881,911)

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	03.31.25	12.31.24

Real Estate held for sale – Villa del Parque	1,639,290	1,639,290
Real Estate held for sale - Llavallol	901,071	901,071
Real Estate held for sale - Avellaneda	374,394	374,394
Real Estate held for sale - Villa Lynch	296,240	296,240
Real Estate held for sale - Bernal	218,698	218,698
Real Estate held for sale – Fisherton (1)	-	641,254

TOTAL	3,429,693	4,070,947

(1) On January 13, 2025, the real estate held for sale – Fisherton was sold.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	03.31.25	12.31.24

Real Estate held for sale - Fisherton	-	(1,075,578)

TOTAL	-	(1,075,578)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.25	12.31.24

Non-financial Government sector	112,345,710	130,949,924
Financial sector	9,659,239	42,797,929
Non-financial Private Sector and Residents Abroad	10,896,536,788	10,641,565,793
Savings accounts	4,638,835,973	4,960,597,122
Time deposits	3,347,723,666	3,357,562,004
Checking accounts	1,982,678,185	1,934,151,986
Investment accounts	867,713,143	329,782,741
Other	59,585,821	59,471,940

TOTAL	11,018,541,737	10,815,313,646

20. Liabilities at fair value through profit or loss

No balance is recorded for the fiscal period/year ended March 31, 2025 and December 31, 2024, respectively.

21. Other financial liabilities

Breakdown is as follows:

	03.31.25	12.31.24

Obligations from financing of purchases	979,354,939	985,190,351
Collections and other transactions on behalf of third parties	66,675,122	112,582,200
Payment orders pending credit	36,592,444	31,979,378
Lease liabilities (Note 25)	32,454,522	35,072,495
Receivables for spot purchases pending settlement	28,639,436	9,708,339
Funds collected under ARCA’s instructions	27,677,521	20,766,305
Cash and cash equivalents from spot purchases or sales pending settlement	16,636,815	32,963,581
Commissions accrued payable	174,220	185,472
Other	36,591,025	64,629,204

TOTAL	1,224,796,044	1,293,077,325

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	03.31.25	12.31.24

Foreign financial institutions	47,286,591	47,528,159
Local financial institutions	8,179,720	843,802
BCRA	277,348	252,875

TOTAL	55,743,659	48,624,836

23. Corporate bonds issued

As of March 31, 2025 and December 31, 2024, the balances related to corporate bonds of the Bank were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 03.31.25	Outstanding securities as of 12.31.24

Class 29 BBVA - ARS	09.23.24	24,500,000	06.23.25	BADLAR + 5%	Quarterly	24,500,000	26,599,404
Class 30 BBVA - ARS	12.12.24	24,150,965	09.12.25	FIJA TEM 2.75%	Upon maturity	24,150,965	16,381,146
Class 31 BBVA - ARS	12.12.24	37,706,733	12.12.25	TAMAR + 2.74%	Quarterly	37,706,733	40,937,822
Class 32 BBVA - U$S	02.27.25	17,729,676	02.27.26	FIXED 3.5%	Upon maturity	17,729,676	-
Class 33 BBVA - U$S	02.27.25	21,956,211	08.27.25	FIXED 4%	Upon maturity	21,956,211	-
Class 34 BBVA - ARS	02.27.25	57,002,870	02.27.26	TAMAR + 2.75%	Quarterly	57,002,870	-

				Total Principal		183,046,455	83,918,372
				Accrued Interest		5,385,116	1,377,196
				Total Principal and Interest accrued		188,431,572	85,295,568

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

TEM: Monthly effective rate.

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	U$S 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2012, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, May 22, 2024 and March 26, 2025	Resolution No. 14,967 dated 11/29/2004, extended by Resolution No. 16,010 dated 11/06/2008. The increase in the total outstanding amount of the Program was authorized by Resolution No. 16,611 dated 07/21/2011 and Resolution No. 16,826 dated 05/30/2012. Additionally, a new extension of the Program term was authorized by Resolution No. 17,127 dated 07/11/2013, while the amendment to its general terms and conditions, extension of its validity, and increase in the maximum amount were authorized by Resolution No. RESFC-2018-19516-APN-DIR#CNV dated 05/17/2018. Finally, the extension of the Program term, reduction of the amount, and amendment to certain terms and conditions were authorized by Provision No. DI-2022-36-APN-GE#CNV dated 07/13/2022 by the CNV.

24. Other non-financial liabilities

Breakdown is as follows:

	03.31.25	12.31.24

Miscellaneous creditors	310,567,028	273,528,544
Short-term personnel benefits	96,327,869	116,708,316
Other collections and withholdings	82,178,459	100,243,173
Advances collected	64,469,794	76,009,569
Other taxes payable	45,530,011	44,212,608
For contract liabilities	5,595,714	7,268,923
Long-term personnel benefits	4,574,894	4,966,917
Social security payment orders pending settlement	891,066	1,050,497
Termination benefits payable	341,449	4,646,873
Other	3,328,231	1,391,881

TOTAL	613,804,515	630,027,301

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of March 31, 2025 and December 31, 2024:

Rights of use under leases

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.25	Additions	Derecognitions	as of 01.01.25	Derecognitions	period (1)	03.31.25	03.31.25

Leased real estate	115,461,853	1,196,858	1,298,459	53,648,718	1,058,136	1,101,759	53,692,341	61,667,911

(1) Note 37

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	year	at fiscal year-end	12.31.24

Leased real estate	115,795,040	14,841,840	15,175,027	58,272,618	8,725,682	4,101,782	53,648,718	61,813,135

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.25	12.31.24

Up to one year	1,501,134	150,494	1,651,628	1,120,863

From 1 to 5 years	17,009,330	4,237,862	21,247,192	23,809,069

More than 5 years	9,555,702	-	9,555,702	10,142,563

			32,454,522	35,072,495

Interest and exchange rate difference recognized in profit or loss

	03.31.25	12.31.24

Other operating expenses

Interest on lease liabilities (Note 38)	(1,016,179)	(1,147,116)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(1,159,631)	(2,446,431)

26. Interest income

Breakdown is as follows:

	03.31.25	03.31.24

Interest from government securities	169,152,758	87,533,060
Interest from instruments	166,298,926	216,490,219
Interest from credit card loans	143,535,215	142,168,232
Interest from consumer loans	137,496,151	62,287,079
CER clause adjustment	78,995,216	435,983,127
Interest from overdrafts	59,851,076	108,937,792
Interest from other loans	38,656,247	29,704,606
UVA clause adjustment	24,384,019	103,480,645
Interest from loans to the financial sector	18,172,997	15,947,051
Interest from loans for the prefinancing and financing of exports	11,424,095	1,994,021
Interest from pledge loans	7,638,202	7,051,598
Interest from mortgage loans	5,214,770	1,605,961
Interest from finance leases	2,785,256	3,429,629
Interest from private securities	717,850	2,196,431
Premium for reverse repurchase agreements	-	713,221,785
Other financial interest income	3,134,281	1,660,083

TOTAL	867,457,059	1,933,691,319

27. Interest expense

Breakdown is as follows:

	03.31.25	03.31.24

Interest from time deposits	279,899,593	356,626,321
Interest from current accounts deposits	52,842,622	313,763,631
Interest from other financial liabilities	14,045,680	236,449
UVA clause adjustment	4,303,162	65,850,943
Interest from savings accounts deposits	1,796,863	8,199,533
Premium for repurchase agreements	1,521,709	-
Borrowing surety bond transactions	803,222	-
Interfinancial loans received	106,825	1,543,345

TOTAL	355,319,676	746,220,222

28. Commission income

Breakdown is as follows:

	03.31.25	03.31.24

For credit cards	92,810,300	72,545,316
Linked to liabilities	48,151,384	36,077,857
From insurance	6,476,592	5,145,663
Linked to securities	6,304,216	5,134,167
From foreign trade and foreign currency transactions	6,054,776	7,975,467
Linked to loans	2,983,417	3,211,889
Linked to loan commitments	1,337,789	80,078
From guarantees granted	71,273	99,449

TOTAL	164,189,747	130,269,886

29. Commission expenses

Breakdown is as follows:

	03.31.25	03.31.24

For credit and debit cards	48,743,616	29,719,924
For foreign trade transactions	14,089,477	17,963,533
For payment of wages	6,682,388	5,888,345
For new channels	6,617,397	3,968,590
For data processing	2,610,583	2,844,179
For advertising campaigns	491,303	289,654
Linked to transactions with securities	45,553	46,551
Other commission expenses	1,864,040	5,368,179

TOTAL	81,144,357	66,088,955

30. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	03.31.25	03.31.24

Gain/(loss) from government securities	30,576,099	54,354,159
Gain/(loss) from foreign currency forward transactions	1,022,066	(10,571,253)
Gain from corporate bonds	315	149,401
Interest rate swaps	(370,021)	-
Gain from private securities	(1,561,484)	(327,636)
Loss from put options	-	(952,351)
Others	-	3,122

TOTAL	29,666,975	42,655,442

31. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	03.31.25	03.31.24

Income from sale of government securities	78,359,341	98,205,257
Income from sale of private securities	1,783,204	(87,556)

TOTAL	80,142,545	98,117,701

32. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	03.31.25	03.31.24

Income from trading in foreign currency	19,097,685	10,417,054
Conversion of foreign currency assets and liabilities into pesos	(10,742,883)	5,961,090

TOTAL	8,354,802	16,378,144

33. Other operating income

Breakdown is as follows:

	03.31.25	03.31.24

Adjustments and interest on miscellaneous receivables	9,187,019	21,405,436
Rental of safe deposit boxes	7,685,577	4,313,393
Debit and credit card commissions	6,103,653	3,009,251
Punitive interest	3,505,172	1,459,377
Loans recovered	3,076,845	2,283,448
Rent	1,815,905	1,781,510
Fees expenses recovered	1,521,171	1,105,051
Commission from syndicated transactions	388,743	425,738
Other operating income	4,603,644	8,509,668

TOTAL	37,887,729	44,292,872

34. Impairment of financial assets

Breakdown is as follows:

	03.31.25	03.31.24

Financial assets at amortized cost
Loan loss allowance in pesos	92,676,751	38,647,666
Loan loss allowance in foreign currency	505,678	2,921,283

Financial assets at fair value through OCI
Correction of value due to credit losses	(80,991)	25,248

TOTAL	93,101,438	41,594,197

35. Personnel benefits

Breakdown is as follows

	03.31.25	03.31.24

Salaries	73,412,552	73,806,841
Social security withholdings and collections	21,309,209	24,273,462
Other short-term personnel benefits	17,913,183	35,727,191
Personnel services	3,274,121	2,317,116
Personnel compensation and bonuses	2,822,974	1,649,597

TOTAL	118,732,039	137,774,207

36. Administrative expenses

Breakdown is as follows:

	03.31.25	03.31.24

Contracted administrative services	26,677,398	19,880,042
Armored transportation services	20,572,659	11,617,370
Taxes	16,706,608	36,651,303
Rent	14,331,026	23,624,305
Advertising	13,268,685	10,976,798
Maintenance and repair costs	11,988,775	12,870,392
Security services	6,277,385	4,384,317
Documents distribution	5,682,696	7,588,310
Trade reports	5,303,041	2,975,008
Electricity and communications	5,200,403	5,221,076
Other fees	4,417,872	3,629,964
IT	4,339,020	10,640,836
Insurance	1,348,781	1,101,926
Representation and travel expenses	1,005,980	1,002,192
Stationery and supplies	165,884	227,626
Fees to Bank Directors and Supervisory Committee	134,668	125,861
Other administrative expenses	6,714,605	6,418,822

TOTAL	144,135,486	158,936,148

37. Asset depreciation and impairment

Breakdown is as follows:

	03.31.25	03.31.24

Property and equipment	16,151,034	13,308,804
Intangible assets	3,149,687	1,585,906
Right of use of leased real estate	1,101,759	561,364
Depreciation of other assets	188,601	367,536

TOTAL	20,591,081	15,823,610

38. Other operating expenses

Breakdown is as follows:

	03.31.25	03.31.24

Turnover tax	82,442,556	88,100,474
Initial recognition of loans	21,815,592	4,822,873
Other allowances (Exhibit J)	6,821,222	53,810,764
Contribution to the Deposit Guarantee Fund	4,471,177	2,561,394
Claims	2,046,556	796,690
Interest on liabilities from leases (Note 25)	1,016,179	1,147,116
Other operating expenses	9,528,773	7,243,189

TOTAL	128,142,055	158,482,500

39. Restricted assets

As of March 31, 2025 and December 31, 2024, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	03.31.25	12.31.24

Argentine Treasury Bonds adjusted by CER. Maturity 2026	6,473	6,376

Total	6,473	6,376

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 320,204,842 and 502,636,477 as of March 31, 2025 and December 31, 2024, respectively (see Note 11 to these separate condensed interim financial statements).

40. Minimum cash and minimum capital requirements

40.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.25	12.31.24

Balances at the BCRA

BCRA - Current account not restricted	865,919,713	822,559,023
BCRA - Special guarantee accounts - restricted (Note 11)	134,250,501	229,918,708

	1,000,170,214	1,052,477,731

Government securities in pesos – At fair value through profit or loss (1)	258,546,751	-
Government securities in pesos – At amortized cost (1)	126,254,944	173,606,503
Government securities in foreign currency – At fair value through OCI (1)	1,908,388,423	2,174,519,617

TOTAL	3,293,360,332	3,400,603,851

(1) See detail of securities considered (identified with (1)), as of March 31, 2025, in Exhibit A to the separate financial statements.

40.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	03.31.25	12.31.24

Credit risk	(907,630,601)	(764,193,044)
Operational risk	(20,505,594)	(265,853,567)
Market risk	(5,385,156)	(2,708,831)

Paid-in	2,408,182,662	2,449,293,330

Surplus	1,474,661,311	1,416,537,888

41. Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	value	balance	balance	no	Options	Final
			level	03.31.25	12.31.24	options		position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025 (1)	9304	155,258,000	1	155,258,000	2,194,607	155,258,000	-	155,258,000
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 03-31-2027	9264	78,164,651	1	78,164,651	-	78,164,651	-	78,164,651
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-28-2025 (1)	9303	73,540,690	1	73,540,690	3,491,071	73,540,690	-	73,540,690
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-18-2025 (1)	9288	64,948,751	1	64,948,751	-	64,948,751	-	64,948,751
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	9257	9,276,857	1	9,276,857	12,765,750	9,276,857	-	9,276,857
Argentine Treasury Bond in pesos at dual rate. Maturity 03-16-03-2026	9319	6,407,340	1	6,407,340	-	6,407,340	-	6,407,340
Argentine Treasury Bond in pesos at dual rate. Maturity 12-15-2026	9323	6,189,371	1	6,189,371	-	6,189,371	-	6,189,371
Argentine Treasury Bond in pesos at dual rate. Maturity 09-15-2026	9321	6,168,582	1	6,168,582	-	6,168,582	-	6,168,582
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 10-31-2025	9312	6,034,487	2	6,034,487	8,050,353	6,034,487	-	6,034,487
Argentine Treasury Bond in pesos at dual rate. Maturity 06-30-2026	9320	5,955,685	1	5,955,685	-	5,955,685	-	5,955,685
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	9300	5,654,599	1	5,654,599	49,531,856	5,654,599	-	5,654,599
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-15-2025	9308	2,182,234	1	2,182,234	2,378,920	2,182,234	-	2,182,234
Argentine Treasury Bond Capitalizable. Maturity 02-13-2026	9314	2,111,449	1	2,111,449	7,242,855	2,111,449	-	2,111,449
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	1,122,632	1	1,122,632	1,109,720	1,122,632	-	1,122,632
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-28-2025	9326	987,455	2	987,455	-	987,455	-	987,455
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	621,544	1	621,544	1,299,067	621,544	-	621,544
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025	9306	5,883	2	5,883	-	5,883	-	5,883
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2025	9244	572	1	572	-	572	-	572
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	4,269,961	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-17-2025	9283	-	2	-	2,221,692	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	2,084,798	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	1,965,945	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	488,051	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	154,169	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	29,829	-	-	-

Subtotal Government Securities - In pesos		424,630,782		424,630,782	99,278,644	424,630,782	-	424,630,782

Government Securities - In foreign currency

AL30 Bonds Local Law US$ Step Up Maturity 07-09-2030	5921	62,584	1	62,584	71,893	62,584	-	62,584

Subtotal Government Securities - In foreign currency		62,584		62,584	71,893	62,584	-	62,584

Private Securities - In pesos

Corporate bonds 360 Energy Solar S.A. Series 5 in USD at a fixed interest rate. Maturity 09-05-2027	58483	64,755	2	64,755	-	64,755	-	64,755

Subtotal Private Securities- In foreign currency		64,755		64,755	-	64,755	-	64,755

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		424,758,121		424,758,121	99,350,537	424,758,121	-	424,758,121

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Final
		Value	level	03.31.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	431,892,066	1	431,892,066	428,745,516	431,892,066	-	431,892,066
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025 (1)	9248	274,771,938	1	274,771,938	266,601,774	274,771,938	-	274,771,938
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025 (1)	9299	175,889,339	1	175,889,339	176,167,611	175,889,339	-	175,889,339
Argentine Treasury Bonds in pesos at dual rate. Maturity 03-16-2026	9319	156,117,530	1	156,117,530	-	156,117,530	-	156,117,530
Treasury Bonds in pesos adjusted by Cer 0% Maturity 12-15-2026 (1)	9249	155,847,690	1	155,847,690	155,398,931	155,847,690	-	155,847,690
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-10-2025 (1)	9324	153,345,057	1	153,345,057	-	153,345,057	-	153,345,057
Argentine Treasury Bonds in pesos at dual rate. Maturity 06-30-2026 (1)	9320	152,897,802	1	152,897,802	-	152,897,802	-	152,897,802
Argentine Treasury Bonds in pesos at dual rate. Maturity 09-15-2026 (1)	9321	148,814,245	1	148,814,245	-	148,814,245	-	148,814,245
Argentine Treasury Bonds in pesos at dual rate. Maturity 12-15-2026 (1)	9323	146,458,347	1	146,458,347	-	146,458,347	-	146,458,347
Argentine Treasury Bonds Capitalizable in Pesos. Maturity 12-15-2025 (1)	9310	132,250,000	1	132,250,000	143,039,654	132,250,000	-	132,250,000
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	60,444,917	1	60,444,917	6,707,387	60,444,917	-	60,444,917
Argentine Treasury Bills Capitalizable in Pesos. Maturity 10-31-2025 (1)	9315	59,396,700	2	59,396,700	-	59,396,700	-	59,396,700
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-31-2025 (1)	9305	50,958,298	1	50,958,298	168,762,097	50,958,298	-	50,958,298
Treasury Bonds in pesos adjusted by Cer 0% Maturity 06-30-2026 (1)	9240	25,866,941	1	25,866,941	28,715,967	25,866,941	-	25,866,941
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	269,344,120	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	267,192,019	-	-	-
Bonos del Tesoro Nacional Capitalizables en Pesos Maturity 10-17-2025	9309	-	1	-	139,204,997	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025	9306	-	1	-	70,054,146	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-18-2025	9288	-	1	-	69,375,589	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	63,051,445	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	38,368,284	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025	9296	-	1	-	35,366,351	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-12-2025	9301	-	1	-	35,366,351	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	34,226,376	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	32,448,558	-	-	-
Treasury Bonds in pesos adjusted by Cer 4.25% Maturity 02-14-2025	9180	-	1	-	20,281,850	-	-	-
Treasury Bonds in pesos adjusted by Cer 0% Maturity 06-30-2025	9244	-	1	-	6,530,425	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	910,894	-	-	-

Subtotal Government Securities - In pesos		2,124,950,870		2,124,950,870	2,455,860,342	2,124,950,870	-	2,124,950,870

Government Securities - In foreign currency

Argentine Treasury Bills in USD Zero Coupon. Maturity 01-16-2026	9237	49,066,478	2	49,066,478	-	49,066,478	-	49,066,478

Subtotal Government Securities - In foreign currency		49,066,478		49,066,478	-	49,066,478	-	49,066,478

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
			Fair	Accounting	Accounting	Position with
Account	Identification	Fair	value	balance	balance	no options	Options	Final position
		value	level	03.31.25	12.31.24

OTHER DEBT SECURITIES (Continued)

BCRA Bills- In foreign currency

Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series C)	9236	12,679,591	2	12,679,591	11,921,446	12,679,591	-	12,679,591
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series D)	9237	12,516,452	2	12,516,452	11,693,898	12,516,452	-	12,516,452
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series A)	9234	9,015,504	2	9,015,504	8,550,641	9,015,504	-	9,015,504
Bonds for the Reconstruction of a Free Argentina - SERIES 1 - Maturity 10-31-2027 (Series B)	9235	8,550,303	2	8,550,303	8,111,932	8,550,303	-	8,550,303

Subtotal BCRA Bills- In foreign currency		42,761,850		42,761,850	40,277,917	42,761,850	-	42,761,850

Private Securities- In pesos

Corporate bond Fiat Compañía Financiera Series 20 in Pesos Maturity 03-01-2026	58274	1,954,221	3	1,954,221	2,196,525	1,954,221	-	1,954,221
Corporate bond New San S.A. in Pesos Series 21 Private BADLAR. Maturity 05-09-2025	57750	169,693	3	169,693	185,753	169,693	-	169,693
Corporate bond Refi Pampa Series 2 in Pesos Uva Maturity 05-06-2025	56123	55,842	3	55,842	117,542	55,842	-	55,842
Corporate bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	-	3	-	295,205	-	-	-
Corporate bond Bco de Serv. Financieros Series 24 in Pesos at Floating Rate. Maturity 02-02-2025	57560	-	3	-	231,438	-	-	-

Subtotal Private Securities - In pesos		2,179,756		2,179,756	3,026,463	2,179,756	-	2,179,756

Private Securities - In foreign currency

Corporate bond YPF Series 32 in US$ Maturity 10-10-2028	58129	3,236,815	2	3,236,815	3,306,128	3,236,815	-	3,236,815
Corporate bond Luz De Tres Picos 4 in US$ Maturity 09-29-2026	56467	3,062,425	2	3,062,425	3,130,721	3,062,425	-	3,062,425
Corporate bonds 360 Energy Solar S.A. Series 4 in US$ at fixed rate. Maturity 10-30-2027	58187	2,817,384	2	2,817,384	2,896,296	2,817,384	-	2,817,384
Corporate bond Petroquímica Comodoro Rivadavia Series R in US$ Maturity 10-22-2028	58155	2,671,264	2	2,671,264	2,767,853	2,671,264	-	2,671,264
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in US$ Maturity 03-05-2028	58507	2,638,820	2	2,638,820	-	2,638,820	-	2,638,820
Corporate bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in US$ Maturity 07-14-2028	57194	2,356,031	1	2,356,031	2,235,001	2,356,031	-	2,356,031
Corporate bond Minera EXAR Series 1 in US$ Maturity 11-11-2027	58210	2,232,574	2	2,232,574	2,299,288	2,232,574	-	2,232,574
Corporate bond CAPEX S.A. Series 10 US$ Maturity 07-05-2027	57880	1,850,060	2	1,850,060	1,790,563	1,850,060	-	1,850,060
Corporate bond Vista Energy Series 20 in US$ Maturity 07-20-2025	57081	1,798,598	2	1,798,598	1,891,581	1,798,598	-	1,798,598
Corporate bond YPF Series 33 in USC Maturity 10-10-2028	58130	1,644,361	2	1,644,361	1,679,436	1,644,361	-	1,644,361
Corporate bond YPF Series 35 in US$ at fixed rate. Maturity 02-27-2027	58484	1,614,034	2	1,614,034	-	1,614,034	-	1,614,034
Corporate bond Petroquímica Comodoro Rivadavia Series O in US$ Maturity 09-22-2027	57379	1,144,544	2	1,144,544	1,097,990	1,144,544	-	1,144,544
Corporate bond John Deere Credit Cia Financiera S.A. Series X US$ Maturity 03-08-2026	57639	1,096,829	1	1,096,829	1,104,692	1,096,829	-	1,096,829
Corporate bond Ledesma Series 15 US$ at fixed rate. Maturity 10-04-2027	58426	325,529	2	325,529	-	325,529	-	325,529
Corporate bond Pampa Energia S.A. Series 20 in USC Maturity 03-26-2026	57636	-	2	-	4,542,602	-	-	-
Corporate bond Vista Energy Series 23 in US$. Maturity 03-06-2027	57709	-	2	-	3,385,477	-	-	-
Corporate bond Tecpetrol S.A. Series 7 in US$. Maturity 04-22-2026	57774	-	2	-	2,253,323	-	-	-
Corporate bond YPF Series 29 in US$. Maturity 05-28-2026	57644	-	2	-	2,224,929	-	-	-
Corporate bond Pampa Energia S.A. Series 18 in US$ Maturity 09-08-2025	57682	-	2	-	1,140,455	-	-	-

Subtotal Private Securities - In foreign currency		28,489,268		28,489,268	37,746,335	28,489,268	-	28,489,268

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		2,247,448,222		2,247,448,222	2,536,911,057	2,247,448,222	-	2,247,448,222

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with no
Account	Identification	value	value	balance	balance	options	Options	Final position
			level	03.31.25	12.31.24

OTHER DEBT SECURITIES(Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds In pesos Maturity 08-23-2025 (1)	9196	90,284,931	2	90,007,971	136,245,734	90,007,971	-	90,007,971
Argentine Treasury Bonds In pesos Maturity 05-23-2027 (1)	9132	25,958,558	2	25,919,445	26,099,544	25,919,445	-	25,919,445
Argentine Treasury Bonds In pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027 (1)	9166	10,339,106	2	10,327,528	11,261,225	10,327,528	-	10,327,528

Subtotal Government Securities - In pesos		126,582,595		126,254,944	173,606,503	126,254,944	-	126,254,944

TOTAL SECURITIES AT AMORTIZED COST		126,582,595		126,254,944	173,606,503	126,254,944	-	126,254,944

TOTAL OTHER DEBT SECURITIES		2,374,030,817		2,373,703,166	2,710,517,560	2,373,703,166	-	2,373,703,166

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		5,741,477	1	5,741,477	6,582,482	5,741,477	-	5,741,477
Banco de Valores de Bs. As. Share		1,454,210	1	1,454,210	2,271,465	1,454,210	-	1,454,210

Subtotal Private Securities - In pesos		7,195,687		7,195,687	8,853,947	7,195,687	-	7,195,687

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		7,195,687		7,195,687	8,853,947	7,195,687	-	7,195,687

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)		2,927,069	1	2,927,069	1,098,485	2,927,069	-	2,927,069
Compensadora Electrónica S.A.		2,645,820	3	2,645,820	2,645,820	2,645,820	-	2,645,820
Seguro de Depósitos S.A.		291,258	3	291,258	291,258	291,258	-	291,258
Other		16,324	3	16,324	16,324	16,324	-	16,324

Subtotal Private Securities - In pesos		5,880,471		5,880,471	4,051,887	5,880,471	-	5,880,471

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		794,783	2	794,783	799,040	794,783	-	794,783
Other		37,354	2	37,354	37,471	37,354	-	37,354

Subtotal Private Securities - In foreign currency		832,137		832,137	836,511	832,137	-	832,137

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		6,712,608		6,712,608	4,888,398	6,712,608	-	6,712,608

TOTAL EQUITY INSTRUMENTS		13,908,295		13,908,295	13,742,345	13,908,295	-	13,908,295

(1) It represents securities fully or partially computed for minimum cash requirements, Note 40.1 to the separate financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Account	03.31.25	12.31.24

COMMERCIAL PORTFOLIO

Normal performance	4,242,472,840	3,890,017,404
Preferred collaterals and counter-guarantees "A"	9,195,418	9,963,084
Preferred collaterals and counter-guarantees "B"	14,066,643	11,799,941
No preferred guarantees or counter guarantees	4,219,210,779	3,868,254,379

Troubled	3,531,407	3,617,530
No preferred guarantees or counter guarantees	3,531,407	3,617,530

With high risk of insolvency	2,686,215	374,930
Preferred collaterals and counter-guarantees "B"	-	296
No preferred guarantees or counter guarantees	2,686,215	374,634

Uncollectible	2,643	31,615
No preferred guarantees or counter guarantees	2,643	31,615

TOTAL	4,248,693,105	3,894,041,479

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Account	03.31.25	12.31.24

	CONSUMER AND HOUSING PORTFOLIO

	Normal performance	4,507,708,820	4,261,921,244
	Preferred collaterals and counter-guarantees "A"	1,938,878	1,188,115
	Preferred collaterals and counter-guarantees "B"	313,826,944	302,728,219
	No preferred guarantees or counter guarantees	4,191,942,998	3,958,004,910

	Low risk	131,126,216	62,365,222
	Preferred collaterals and counter-guarantees "B"	6,228,353	5,024,958
	No preferred guarantees or counter guarantees	124,897,863	57,340,264

	Low risk - with special follow-up	3,267,965	2,542,573
preferred guarantees or counter guarantees	No preferred guarantees or counter guarantees	3,267,965	2,542,573

	Medium risk	70,794,963	49,493,772
	Preferred collaterals and counter-guarantees "B"	1,073,851	647,501
	No preferred guarantees or counter guarantees	69,721,112	48,846,271

	High risk	47,020,311	38,321,047
	Preferred collaterals and counter-guarantees "B"	4,480,421	2,046,799
	No preferred guarantees or counter guarantees	42,539,890	36,274,248

	Uncollectible	5,373,841	5,052,427
	Preferred collaterals and counter-guarantees "A"	108	117
	Preferred collaterals and counter-guarantees "B"	624,479	556,447
	No preferred guarantees or counter guarantees	4,749,254	4,495,863

	TOTAL	4,765,292,116	4,419,696,285

	TOTAL GENERAL	9,013,985,221	8,313,737,764

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	03.31.25		12.31.24
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,256,455,290	13.94%	1,175,133,088	14.13%
50 following largest customers	1,170,198,445	12.98%	1,170,356,811	14.08%
100 following largest customers	696,887,219	7.73%	617,628,671	7.43%
All other customers	5,890,444,267	65.35%	5,350,619,194	64.36%

TOTAL	9,013,985,221	100.00%	8,313,737,764	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	3,242,790	8,516	12,774	25,548	51,096	17,032	3,357,756

Financial sector	-	35,518,071	69,781,079	18,003,357	49,124,639	33,245,542	34,501	205,707,189

Non-financial Private Sector and Residents Abroad	115,455,945	3,685,895,118	1,292,478,381	1,108,140,045	1,096,342,177	1,083,651,328	2,347,761,039	10,729,724,033

TOTAL	115,455,945	3,724,655,979	1,362,267,976	1,126,156,176	1,145,492,364	1,116,947,966	2,347,812,572	10,938,788,978

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	999,581	9,246	13,869	27,737	55,474	32,360	1,138,267

Financial sector	-	102,675,112	26,513,458	20,118,426	31,394,429	32,136,121	59,237	212,896,783

Non-financial Private Sector and Residents Abroad	82,338,726	3,144,248,051	1,396,696,566	1,187,330,818	873,766,821	1,007,393,494	2,005,238,988	9,697,013,464

TOTAL	82,338,726	3,247,922,744	1,423,219,270	1,207,463,113	905,188,987	1,039,585,089	2,005,330,585	9,911,048,514

1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	03.31.25		12.31.24
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	2,340,966,298	21.25%	1,864,786,526	17.24%

50 following largest customers	1,532,059,186	13.90%	1,592,853,806	14.73%

100 following largest customers	569,384,680	5.17%	504,587,597	4.67%

All other customers	6,576,131,573	59.68%	6,853,085,717	63.36%

TOTAL	11,018,541,737	100.00%	10,815,313,646	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	9,767,155,556	577,388,761	854,331,686	38,026,529	5,566	-	11,236,908,098
Non-financial Government sector	109,994,093	3,009,257	-	-	-	-	113,003,350
Financial sector	9,659,239	-	-	-	-	-	9,659,239
Non-financial Private Sector and Residents Abroad	9,647,502,224	574,379,504	854,331,686	38,026,529	5,566	-	11,114,245,509
Derivative instruments	12,640,526	-	-	-	-	-	12,640,526
Other financial liabilities	1,225,205,218	801,761	1,045,555	1,956,268	2,886,146	20,970,419	1,252,865,367
Financing received from the BCRA and other financial institutions	35,121,378	13,909,758	7,203,887	30,480	-	-	56,265,503
Corporate bonds issued	166,770,749	4,957,972	1,949,810	14,753,041	-	-	188,431,572

TOTAL	11,206,893,427	597,058,252	864,530,938	54,766,318	2,891,712	20,970,419	12,747,111,066

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	10,015,644,513	652,926,794	281,753,594	48,857,403	3,490	-	10,999,185,794
Non-financial Government sector	131,102,747	539,625	-	-	-	-	131,642,372
Financial sector	42,797,929	-	-	-	-	-	42,797,929
Non-financial Private Sector and Residents Abroad	9,841,743,837	652,387,169	281,753,594	48,857,403	3,490	-	10,824,745,493
Derivative instruments	4,189,281	-	-	-	-	-	4,189,281
Other financial liabilities	1,293,525,810	880,981	1,264,189	2,140,643	3,411,870	22,485,049	1,323,708,542
Financing received from the BCRA and other financial institutions	19,907,269	27,962,200	1,340,333	-	-	-	49,209,802
Corporate bonds issued	1,377,197	-	11,559,963	72,358,408	-	-	85,295,568

TOTAL	11,334,644,070	681,769,975	295,918,079	123,356,454	3,415,360	22,485,049	12,461,588,987

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 03.31.25

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	24,731,860	3,421,793	(1)(3)	-	-	(1,990,169)	26,163,484

	- For administrative, disciplinary and criminal penalties	5,428	-		-	-	(428)	5,000

	- Provisions for termination plans	1,900,353	-		-	-	(149,989)	1,750,364

	- Other	24,392,622	3,403,018	(2)	-	2,203,795	(2,053,535)	23,538,310

	TOTAL PROVISIONS	51,030,263	6,824,811		-	2,203,795	(4,194,121)	51,457,158

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 3,589 for exchange differences in foreign currency for contingent commitments.

PROVISIONS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Decreases		Monetary gain (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.24

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	14,120,046	21,170,437	(1)(3)	-	-	(10,558,623)	24,731,860

	- For administrative, disciplinary and criminal penalties	11,821	-		-	-	(6,393)	5,428

	- Provisions for termination plans	1,820,694	1,226,582		-	-	(1,146,923)	1,900,353

	- Other	32,736,447	29,176,934	(2)	879,761	6,309,979	(30,331,019)	24,392,622

	TOTAL PROVISIONS	48,689,008	51,573,953		879,761	6,309,979	(42,042,958)	51,030,263

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 39,073 for exchange differences in foreign currency for contingent commitments.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

ACCOUNTS	TOTAL	AS OF 03.31.25 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	03.31.25	Dollar	Euro	Real	Other	12.31.24

Cash and deposits in banks	1,878,889,986	1,834,922,190	40,844,161	740,172	2,383,463	2,546,987,994
Debt securities at fair value through profit or loss	127,339	127,339	-	-	-	71,893
Other financial assets	46,032,726	45,927,331	105,395	-	-	48,156,690
Loans and other financing	1,754,248,335	1,750,740,086	3,507,577	-	672	1,396,026,714
Non-financial Government sector	3,441	3,441	-	-	-	3,598
Other financial institutions	3,375	3,375	-	-	-	4,835
Non-financial Private Sector and Residents Abroad	1,754,241,519	1,750,733,270	3,507,577	-	672	1,396,018,281
Other debt securities	120,317,596	120,317,596	-	-	-	78,024,252
Financial assets pledged as collateral	99,788,365	99,788,365	-	-	-	73,612,204
Investments in Equity Instruments	832,137	794,783	37,354	-	-	836,511

TOTAL ASSETS	3,900,236,484	3,852,617,690	44,494,487	740,172	2,384,135	4,143,716,258

	TOTAL	AS OF 03.31.25 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	03.31.25	Dollar	Euro	Real	Other	12.31.24

Deposits	3,562,389,242	3,530,086,535	32,302,707	-	-	3,904,298,716
Non-financial Government sector	76,445,329	76,444,768	561	-	-	98,143,463
Financial sector	1,993,974	1,984,981	8,993	-	-	1,778,366
Non-financial Private Sector and Residents Abroad	3,483,949,939	3,451,656,786	32,293,153	-	-	3,804,376,887
Other financial liabilities	133,695,549	133,168,051	-	-	527,498	200,419,879
Financing received from the BCRA and other financial institutions	54,812,613	51,487,031	3,325,582	-	-	47,534,866
Corporate bonds issued	39,821,394	39,821,394	-	-	-	-
Other non-financial liabilities	106,030,984	59,593,460	46,410,174	-	27,350	80,986,194

TOTAL LIABILITIES	3,896,749,782	3,814,156,471	82,038,463	-	554,848	4,233,239,655

EXHIBIT O

DERIVATIVES

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	9	7	30	13,770,000

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	4	2	1	1,266,628,045

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	4	3	120	340,267,609

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.

DERIVATIVES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	7	6	16	7,647,600

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	1,158,637,412
	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC – Residents in the country	1	1	39	1,681,462

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	3	2	96	439,381,694

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.24	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 03.31.25
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	1,712,461	(86,184)	-	304,623	(137,706)	1,793,194

Loans and other financing	183,380,444	8,808,061	14,662,721	33,081,046	(16,328,681)	223,603,591
Other financial institutions	14,186,122	(277,106)	(98,204)	(73,393)	(1,281,302)	12,456,117
Non-financial Private Sector and Residents Abroad	169,194,322	9,085,167	14,760,925	33,154,439	(15,047,379)	211,147,474
Overdrafts	7,240,426	156,412	247,111	1,100,064	(577,343)	8,166,670
Instruments	13,968,059	206,854	1,068,259	439,637	(1,144,014)	14,538,795
Mortgage loans	9,755,932	150,615	(13,754)	1,241,324	(828,324)	10,305,793
Pledge loans	1,387,924	51,452	92,436	1,294,609	(150,417)	2,676,004
Consumer loans	49,899,268	3,697,733	4,007,071	18,063,376	(4,733,469)	70,933,979
Credit cards	74,247,917	2,835,086	9,330,569	10,684,971	(6,553,366)	90,545,177
Finance leases	664,756	4,326	(16,763)	188,305	(57,907)	782,717
Other	12,030,040	1,982,689	45,996	142,153	(1,002,539)	13,198,339

Other debt securities	170,289	(68,256)	-	-	(12,735)	89,298

Contingent commitments	24,731,860	2,037,361	1,401,506	(17,074)	(1,990,169)	26,163,484

TOTAL ALLOWANCES	209,995,054	10,690,982	16,064,227	33,368,595	(18,469,291)	251,649,567

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.23	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 12.31.24
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	2,929,156	(48,639)	-	508,671	(1,676,727)	1,712,461

Loans and other financing	112,954,838	56,088,079	19,488,865	72,000,461	(77,151,799)	183,380,444
Other financial institutions	8,977,835	11,443,799	186,386	(26,808)	(6,395,090)	14,186,122
Non-financial Private Sector and Residents Abroad	103,977,003	44,644,280	19,302,479	72,027,269	(70,756,709)	169,194,322
Overdrafts	8,120,911	2,917,952	(404,845)	2,478,504	(5,872,096)	7,240,426
Instruments	9,089,678	10,511,225	325,539	107,770	(6,066,153)	13,968,059
Mortgage loans	7,819,844	323,731	2,326,627	5,341,123	(6,055,393)	9,755,932
Pledge loans	622,712	174,323	229,330	750,513	(388,954)	1,387,924
Consumer loans	22,806,744	10,596,153	6,026,383	26,862,254	(16,392,266)	49,899,268
Credit cards	45,170,304	20,264,420	9,812,072	31,806,594	(32,805,473)	74,247,917
Finance leases	1,110,784	156,742	37,304	75,919	(715,993)	664,756
Other	9,236,026	(300,266)	950,069	4,604,592	(2,460,381)	12,030,040

Other debt securities	231,760	101,451	-	-	(162,922)	170,289

Contingent commitments	14,120,046	16,248,282	4,287,011	624,287	(10,547,766)	24,731,860

TOTAL ALLOWANCES	130,235,800	72,389,173	23,775,876	73,133,419	(89,539,214)	209,995,054

REPORTING SUMMARY FOR

THE THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

This reporting summary was prepared on the basis of the consolidated condensed interim financial statements of the Bank prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these consolidated interim financial statements:

a)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of March 31, 2025 and December 31, 2024, its shareholders’ equity would have been reduced by 3,741,499 and 5,542,383, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS Accounting Standards as adopted by the BCRA as per Communication “A” 8164. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements as of March 31, 2025 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on May 21, 2025.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of March 31, 2025 and December 31, 2024.

Banco BBVA Argentina S.A. (NYSE; A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.); BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of March 31, 2025, the Entity's total assets, liabilities and shareholders' equity amounted to 16,288,455,732; 13,471,171,603; and 2,768,435,480; respectively.

REPORTING SUMMARY FOR

THE THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.6 million active customers as of March 31, 2025. That network includes 235 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 861 ATMs, 882 self-service terminals, 15 in-company banks, one point of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina S.A. has 6,399 employees, including 100 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loan portfolio net of allowance for loan losses totaled $ 9,078,760,870 as of March 31, 2025, reflecting a 123.02% increase as compared to the previous year.

As it relates to consumer loans, including mortgage loans, credit cards, consumer loans and pledge loans, the latter jointly with consumer loans increased the most, by 241.23% in the case of pledge loans and 248.31% in consumer loans, compared with March 31, 2024.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 11.28% at fiscal period- end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 1.38%, with a 164.32% hedge level (total allowances/nonperforming financing) as of March 31, 2025.

The exposure for securities as of March 31, 2025 totaled $ 2,798,750,277.

In terms of liabilities, customers’ resources totaled $ 10,974,710,955, with a 47.38% increase over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 9.15% at fiscal period- end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 81,608,064 as of March 31, 2025, representing a return on average shareholders' equity of 11.42%, a return on average assets of 1.97%, and a return on average liabilities of 0.61%.

Accumulated net interest income totaled 541,328,362, down by 55.93% compared to March 2024. Such decrease was driven by less income from premium for reverse repurchase agreements and interest on CER clause adjustment, offset by less interest on term deposits and interest on checking accounts.

REPORTING SUMMARY FOR

THE THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

Accumulated net commission income totaled 99,791,976 accounting for a 26.72% increase compared to March 2024. This increase was due to higher commissions linked to liabilities and credit card commissions. This increase in commission income was partially offset by increased commissions linked to debit and credit cards.

As concerns accumulated administrative expenses and personnel benefits totaled 267,534,231, down by 11.14% vis-a-vis March 2024. This decrease was due to lower expenses for other short-term personnel benefits and taxes. This decrease was offset by increased expenses for administrative services hired and armored transportation services.

Prospects

Significant fiscal consolidation, monetary astringency, and relative exchange rate stability, have contributed to a process of inflation moderation throughout 2024, which has continued at the beginning of 2025. Likewise, there are increasing signs of recovery in economic activity, which after a decline of 1.7% in 2024, would expand by around 5.5% in 2025, according to BBVA Research. The outlook for inflation reduction has strengthened and the forecast is for it to converge to around 35% by the end of 2025.

Recently, within the framework of a new agreement with the International Monetary Fund, it was announced the lifting of most of the exchange controls and the implementation of a floating exchange rate scheme with wide bands, which could contribute to the macroeconomic normalization process. With respect to the external environment, although the direct impact of U.S. tariffs could be relatively limited, the economy could be affected by a less favorable global context.

As of March 2025, the system's peso-denominated private credit grew 221% year-on-year, while BBVA Argentina increased its peso-denominated private loan portfolio by 245%[1]. Both the system and BBVA were able to outpace inflation (which reached 55.9% year-on-year in March 2025). With this information, we continue to observe a real monthly growth that began in April 2024 for BBVA Argentina and in May for the system, and which continued during the first quarter of 2025. The bank's market share of total currency private loans at consolidated level rose 116 bps from 10.10% in March 2024 to 11.28% in March 2025, maintaining a double-digit share for the fifteenth consecutive month. Based on the latest data available at the BCRA as of January 2025, BBVA Argentina remained 2nd in the ranking of local banks with private capital with respect to private loans in consolidated terms. BBVA Argentina continues to focus on organic growth, which is evidenced by market share growth over the last 5 years of 342 bps, above peer group growth, excluding recent mergers and acquisitions.

As of the date of this report, the Bank has announced the payment of dividends in cash or in kind. The total amount to be paid will be $89,413 million, expressed in constant currency as of December 31, 2024, and according to BCRA regulations must be restated in the constant currency of the payment date.

It is worth mentioning that a new global strategy for the BBVA Group has been inaugurated for the 2025-2029 cycle, which arises from an institutional reflection after the closing of the 2020-2024 strategic plan, which was successful in terms of growth and profitability. This redesign responds to a new global context characterized by macroeconomic stabilization, geopolitical transformation and population aging that poses challenges and opportunities in credit and deposit management.

Digitalization, which was once a competitive advantage, has now become a market standard. At the same time, the emergence of unregulated new players and disruptive technologies such as artificial intelligence is demanding a redefinition of the company's unique value proposition.

[1] Source: BCRA siscen reporting regime as of March 31, 2025. Principal balances as of the last day of each period, in nominal terms.

REPORTING SUMMARY FOR

THE THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

In this context, the strategic priorities for 2025-2029 are focused on three main pillars: (i) a radical customer-centric perspective, (ii) value and capital generation, along with growth in a changing environment, and (iii) the use of accelerators such as artificial intelligence for efficient data processing. These priorities are aligned with an evolution in cultural values towards more empathetic and demanding behaviors, and a renewed purpose: “Supporting your drive to go further”, which reinforces the customer’s active role as the main driver of growth.

BBVA Argentina continues to monitor actively its businesses, financial conditions and results of operations and considers itself to be in a competitive position to continue facing the challenges posed by the context. The Bank has a strong capital and liquidity position and the optimal portfolio quality in relation to the financial system.

REPORTING SUMMARY FOR

THE THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21

Total assets	16,288,455,732	12,637,290,681	14,272,217,281	14,444,958,683	14,219,221,299

Total liabilities	13,471,171,603	9,324,049,786	11,491,512,658	12,046,073,480	11,921,257,465

Shareholders’ Equity Parent	2,768,435,480	3,272,035,911	2,740,981,141	2,354,506,763	2,252,472,445

Shareholders’ Equity Minority interest	48,848,649	41,204,984	39,723,482	44,378,440	45,491,389
Total liabilities + Shareholders’ Equity Parent
+ Shareholders’ Equity Minority interest	16,288,455,732	12,637,290,681	14,272,217,281	14,444,958,683	14,219,221,299

REPORTING SUMMARY FOR

THE THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21

Net interest income	541,328,362	1,228,362,376	793,431,097	484,703,583	412,960,105

Net commission income	99,791,976	78,750,724	68,503,942	81,972,103	64,300,412

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	32,201,067	43,459,846	42,202,181	50,481,084	30,672,134
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	80,142,545	98,117,701	231,795	(423,128)	(632,456)
Foreign exchange and gold gains	8,133,864	15,950,794	6,379,093	21,147,085	17,163,780
Other operating income	38,808,756	44,257,162	33,215,746	41,697,718	29,642,071
Loan loss allowance	(95,830,704)	(41,913,911)	(49,459,406)	(28,038,429)	(36,677,189)

Net operating income	704,575,866	1,466,984,692	894,504,448	651,540,016	517,428,857

Personnel benefits	(121,187,785)	(140,036,732)	(133,374,099)	(111,999,829)	(111,926,613)
Administrative expenses	(146,346,446)	(161,020,860)	(145,027,994)	(117,562,166)	(102,178,479)
Asset depreciation and impairment	(20,779,232)	(16,030,051)	(17,057,257)	(20,196,228)	(20,487,594)
Other operating expenses	(135,514,236)	(165,696,300)	(122,723,018)	(95,810,876)	(89,069,412)

Operating income	280,748,167	984,200,749	476,322,080	305,970,917	193,766,759

Income/(loss) from associates and joint ventures	739,467	(4,499,218)	(363,864)	(3,300,887)	(561,943)

Loss on net monetary position	(149,643,974)	(889,158,397)	(343,501,027)	(231,414,137)	(144,704,998)

Income before income tax from continuing activities	131,843,660	90,543,134	132,457,189	71,255,893	48,499,818

Income tax from continuing activities	(50,235,596)	(37,291,592)	(41,620,581)	(21,409,695)	8,367,930

Net income from continuing activities	81,608,064	53,251,542	90,836,608	49,846,198	56,867,748

Net income for the period	81,608,064	53,251,542	90,836,608	49,846,198	56,867,748

REPORTING SUMMARY FOR

THE THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21

Net income for the period	81,608,064	53,251,542	90,836,608	49,846,198	56,867,748

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method-	-	-	-	-	(62,236)

	-	-	-	-	(62,236)

Profit or losses from financial instruments at fair value through OCI

Income / (Loss) for the period from financial instruments at fair value through OCI	(91,366,949)	(145,227,101)	(13,098,270)	13,830,031	(4,990,234)
Reclassification adjustment for the period	(80,142,545)	(97,513,554)	12,901,007	252,124	376,856
Income tax	60,028,323	135,672,700	(3,644,835)	(4,272,332)	1,807,921

	(111,481,171)	(107,067,955)	(3,842,098)	9,809,823	(2,805,457)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (Paragraph 5.7.5, IFRS 9)

Income for the period from financial instruments at fair value through OCI	1,637,406	70,737	(53,917)	(58,450)	(51,190)
Income tax	-	-	-	-	3,144

	1,637,406	70,737	(53,917)	(58,450)	(48,046)

Total Other Comprehensive Income / (Loss) for the period	(109,843,765)	(106,997,218)	(3,896,015)	9,751,373	(2,915,739)

Total comprehensive income / (loss)	(28,235,701)	(53,745,676)	86,940,593	59,597,571	53,952,009

Total Comprehensive income / (loss):
Attributable to owners of the Parent	(31,411,742)	(52,469,765)	86,998,090	60,719,637	54,424,944
Attributable to non-controlling interests	3,176,041	(1,275,911)	(57,497)	(1,122,066)	(472,935)

REPORTING SUMMARY FOR

THE THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21

Total cash flows (used in) / generated by operating activities	(521,255,644)	659,984,738	519,272,350	(188,625,285)	883,104,969

Total cash flows used in investing activities	(18,042,086)	(37,734,566)	(13,826,961)	(15,861,195)	(8,244,249)

Total cash flows generated by/(used in) financing activities	195,146,924	(43,412,463)	(35,973,476)	(23,197,110)	(30,189,740)

Effect of exchange rate changes	(47,830,806)	(310,075,135)	55,712,597	5,163,841	14,812,626

Effect of net monetary income/(loss) of cash and cash equivalents	(222,975,095)	(986,063,271)	(443,917,939)	(450,423,441)	(400,989,958)

Total cash (used in)/generated during the period	(614,956,707)	(717,300,697)	81,266,571	(672,943,190)	458,493,648

STATISTICAL DATA COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Variation of balances over the previous fiscal year)

	03.31.25 / 03.31.24	03.31.24 / 03.31.23	03.31.23 / 03.31.22	03.31.22 / 03.31.21

Total loans	123.02%	(21.17) %	2.99%	(8.08) %

Total deposits	47.38%	(21.67) %	(3.50) %	1.23%

Income/(loss)	53.25%	(41.38) %	82.23%	(12.35) %

Shareholders' Equity	(14.97) %	19.15%	15.92%	4.39%

REPORTING SUMMARY FOR

THE THREE-MONTH PERIOD ENDED MARCH 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

	RATIOS COMPARATIVE
	WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS

	03.31.25	03.31.24	03.31.23	03.31.22	03.31.21

Solvency (a)	20.91%	35.53%	24.20%	19.91%	19.28%

Liquidity(b)	47.58%	92.04%	78.69%	76.37%	67.45%

Tied-up capital(c)	33.31%	28.76%	27.41%	28.50%	28.97%

Indebtedness (d)	4.78	2.81	4.13	5.02	5.19

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of March 31, 2025, (b) the condensed consolidated statements of income and other comprehensive income, the changes in shareholders’ equity and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be considered by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 54. to the interim condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same periods indicated in paragraph 1.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of March 31, 2025, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 4,372,347,933, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended March 31, 2025, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of March 31, 2025 and as of March 31, 2024, 2023, 2022 and 2021, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of March 31, 2021, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on May 26, 2021.

d)	As stated in note 48 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of March 31, 2025.

City of Buenos Aires

May 21, 2025

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of March 31, 2025; (b) the condensed separate statements of income and other comprehensive income, the changes in shareholders’ equity, and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be considered by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 41. to the interim condensed separate interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Bank´s Book of Balance Sheets for Publication and result from books kept, in their formal aspects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of March 31, 2025, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 4,372,347,933, none of which was due and payable as of that date.

c)	As stated in note 48 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of March 31, 2025.

City of Buenos Aires

May 21, 2025

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 23, 2025, and in compliance with the terms of Section 294 of Argentine Companies Law No. 19,550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries presented for comparative purposes as of March 31, 2025, which include the consolidated condensed statement of financial position as of March 31, 2025, the consolidated condensed statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period then ended and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits.

We have also reviewed the separate condensed financial statements of BBVA as of March 31, 2025, and the separate condensed statement of financial position as of March 31, 2025, the separate condensed statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the financial reporting framework applicable to Financial Institutions established by the Central Bank of Argentina (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem necessary to allow for the preparation of financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have taken into consideration the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A., who, on May 21, 2025, issued their limited review report on the interim financial statements as of March 31, 2025, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA for the three-month period ended March 31, 2024 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

Notwithstanding the conclusion expressed in paragraph 3, we draw attention to the information contained in note 2. “Basis for the presentation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

This issue does not change the conclusion stated in paragraph 3, but it should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that the accompanying consolidated and separate condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the condensed financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force;

Likely, we hereby report that we have no observations to make as regards the reporting summary required by the CNV, as concerns our field of competence.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19,550.

We further represent that any member of this Supervisory Committee is authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, May 21, 2025.

GONZALO J. VIDAL DEVOTO
ATTORNEY
C.P.A.C.F. Volume°97- Page° 910
For the Supervisory Committee